SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(A free translation of the original version in Portuguese)

TAM S.A. and

TAM S.A. and Subsidiaries

Interim Financial Statements as at March 31, 2012 and

Report on Review of Quarterly Information

Contents

Report on Review of Quarterly Information	3
Report of Fiscal Counsil	5
Declaration from the Board of Executive Officers on the Interim Financial Statements	6
Declaration from the Board of Executive Officers on the Report on Review of Independent Auditors	6
Balance sheet	7
Income statements	10
Statements fo comprehensive income	11
Statements of changes in equity	12
Statements of cash flows – indirect method	14
Statements of value added	16
Notes to the interin financial statements
1. General information and Business Developmentes	18
1.1. Multiplus S.A. (2010)	18
1.2. Pantanal Linhas Aéreas S.A.	19
1.3. TAM Milor	19
1.4. Association with LAN Airlines S.A. (2011)	20
2. Basis of preparation and significant accounting policies	21
2.1. Accounting pronuncements	22
2.2. Basis of consolidation and investments in subsidiaries	22
2.3. Recognition of revenue for reward tickets issued but not yet flown	22
3. Financial instruments	23
3.1. Financial risk management	23
3.1.1. Market risks	23
3.1.2. Credit risk	31
3.1.3. Liquidity risk	31
3.2. Fair value estimation and fair value hierarchy	34
3.3. Capital management	37
4. Financial instruments by category	38
5. Cash and cash equivalent	41
6. Trade accounts receivable - consolidated	41
7. Taxes recoverable	43
8. Related parties	43
9. Derivative financial instruments - consolidated	45
10. Investments	46
11. Property, plant and equipment – consolidated	50
12. Financial liabilities	53
12.1. Finance lease obligations	54
12.2. Senior notes	54
12.3. Borrowings	56
12.4. Debentures	57
13. Deferred income – consolidated	59
14. Provisions – consolidated	60
15. Deferred income tax and social contribution	61
16. Capital reserve	68
17. Revenue	68
18. Costs and operating expenses by nature – consolidated	71
19. Employee benefits – consolidated	73
19.1. Share-based payment	73
20. Net finance result	77
21. Earnings per share – consolidated	77
22. Notes of Cash Flow	78
23. Commitments and contingencies	82
24. Segment reporting	83
25. Events occurring after the interim financial statements Management Report	86
Management Report	87

TAM S.A. and

TAM S.A. and Subsidiaries

Report on Review of Quarterly Information

(A free translation of the original version in Portuguese)

To the Board of Directors and Shareholders

TAM S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of TAM S.A., included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2012, comprising the balance sheet as at that date and the statements of income, comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

TAM S.A. and

TAM S.A. and Subsidiaries

Other matters

Statements of value added

We have also reviewed the parent company and consolidated interim statements of value added for the quarter ended March 31, 2012.  These statements are the responsibility of the Company’s management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

São Paulo, May 11, 2012.

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Carlos Alberto de Sousa

Contador CRC 1RJ 056561/O-0 "S" SP

TAM S.A. and

TAM S.A. and Subsidiaries

Report of Fiscal Counsil

The members of Fiscal Counsil, undersigned, having examined the TAM’s interim financial statements and accounting for the period ended March 31, 2012, and based on their work and opinions of Independent Auditors – PricewaterhouseCoopers, understand that  are capable of being reviewed and approved by the Board of Executive Officers.

São Paulo, March 31, 2012.

Counselors:

Edvaldo Massao Murakami

Antônio Sérgio Bartilotti

Flávio Jarczun Kac

Antônio Fernando Siqueira Rodrigues

Nilton Maia Sampaio

TAM S.A. and

TAM S.A. and Subsidiaries

Declaration from the Board of Executive Officers on the Interim Financial Statements

Pursuant to subsection VI of Article 25 of CVM Instruction 480 of December 7 2009, the Board of Executive Officers states that it has reviewed, discussed and agreed the Company’s Interim Financial Statements for the period ended March 31, 2012, authorizing their conclusion as of this date.

São Paulo, May 11, 2012.

The Board of Executive Officers

Declaration from the Board of Executive Officers on the Report on Review of Independent Auditors

In conformity with sub-item V of article 25, CVM Instruction 480 of December 7 2009, the Board of Executive Officers declares that it has reviewed and discussed the content and opinion expressed in the report review of quarterly information of the Independent Auditors on the Company’s Interim Financial Statements for the period ended March 31, 2012, issued on this date.

São Paulo, March 11, 2012.

The Board of Executive Officers

TAM S.A. and

TAM S.A. and Subsidiaries

Balance Sheet – Parent Company

(In thousands of Reais)

	Note	March 31, 2012	December 31, 2011
		(Unaudited)
Assets
Current
Cash and cash equivalents	5	1,101	1,029
Financial assets at fair value through profit and loss	3.2	501,526	330,125
Dividends receivable	8	124,927	172,727
Taxes recoverable		43,035	43,163
Other current assets		74	212

		670,663	547,256

Non-current
Deferred income tax and social contribution	15	32,842	29,975
Related parties	8	4,425	4,425
Judicial deposits		662	547
Other non-current assets		3
Investments in subsidiaries	10	1,677,878	1,685,616
Property, plant and equipment		118	96

		1,715,928	1,720,659

Total assets		2,386,591	2,267,915

Liabilities and equity
Current
Accounts payable		507	492
Financial liabilities	12	169,181	174,650
Salaries and social charges		6,119	3,862
Taxes, charges and contributions		14,817	14,555
Dividends payable		864	864
Other current liabilities		31	27

		191,519	194,450

Non-current
Provisions		148	120
Related parties	8	20,613	20,528

		20,761	20,648

Total liabilities		212,280	215,098

Equity
Capital and reserves
Share capital		819,892	819,892
Capital reserve		145,816	140,414
Profit reserve		530,020	530,020
Carrying value adjustment		577,939	562,491
Retained earnings		100,644

		2,174,311	2,052,817

Total liabilities and equity		2,386,591	2,267,915

TAM S.A. and

TAM S.A. and Subsidiaries

Balance Sheet – Consolidated

(In thousands of Reais)

	Note	March 31, 2012	December 31, 2011
		(Unaudited)
Assets
Current
Cash and cash equivalents	5	553,574	650,081
Financial assets at fair value through profit and loss	3.2	1,344,028	1,684,932
Accounts receivable	6	2,125,799	1,819,011
Inventories		220,065	212,609
Taxes recoverable	7	257,110	421,008
Income tax and social contribution recoverable		154,313	72,948
Prepaid expenses		119,206	121,978
Deriviative financial instruments	9	49,037	27,222
Other current receivables		84,334	85,397

		4,907,466	5,095,186

Non-current assets held for sale		18,221	21,474

Non-current
Restricted cash		65,384	93,824
Financial assets – securities issued by banks	3.2	85,110	138,009
Deferred income tax and social contribution	15	38,818	48,517
Deposits in guarantee		61,045	57,014
Prepaid aircraft maintenance		529,079	547,862
Other non-current assets		53,111	46,771
Derivative financial instruments	9	19,867	8,627
Property, plant and equipment	11	9,372,622	9,317,951
Intangible assets		592,918	609,994

		10,817,954	10,868,569

Total assets		15,743,641	15,985,229

TAM S.A. and

TAM S.A. and Subsidiaries

Balance Sheet – Consolidated

(In thousands of Reais)

	Note	March 31, 2012	December 31, 2011
		(Unaudited)
Liabilities and Equity
Current
Accounts payable		565,961	645,680
Financial liabilities	12	2,021,751	1,998,000
Salaries and social charges		436,570	473,088
Deferred income	13	1,558,077	1,472,055
Taxes, charges and contributions		345,927	367,279
Income tax and social contribution payable		22,670
Interest on own capital and dividends payable		864	18,418
Derivative financial instruments	9	9,515	27,238
Refinanced taxes payable under Fiscal Recovery Program		47,174	46,924
Other current liabilities		182,488	197,444

		5,190,997	5,246,126
Non-current
Financial liabilities	12	6,838,678	7,166,656
Derivative financial instruments	9	9,494	43,935
Deferred income	13	196,042	207,803
Provisions	14	275,055	271,119
Refinanced taxes payable under Fiscal Recovery Program		431,170	436,394
Taxes, charges and contributions			3,809
Deferred income tax and social contribution	15	108,519	45,206
Other non-current liabilities		476,342	440,061

		8,335,300	8,614,983

Total liabilities		13,526,297	13,861,109

Equity
Share capital		819,892	819,892
Capital reserve		145,816	140,414
Profit reserve		530,020	530,020
Carrying value adjustment		577,939	562,491
Retained earnings		100,644
		2,174,311	2,052,817

Non-controlling interest		43,033	71,303

Total equity		2,217,344	2,124,120

Total liabilities and equity		15,743,641	15,985,229

TAM S.A. and

TAM S.A. and Subsidiaries

Statement of Income (Unaudited)
Three Month Quarter Ended March 31,

(In thousands of Reais)

		Parent company			Consolidated
	Note	2012	2011	2012	2011

Revenue	17			3,228,496	3,042,529
Cost and operating expenses	18	(21,345)	(8,635)	(3,251,946)	(2,932,309)
Equity share of results of investments in subsidiaries		113,699	140,156

Operating profit (loss) before movements in fair value of fuel derivatives		92,354	131,523	(23,450)	110,220

Movements in fair value of fuel derivatives				54,276	55,772

Operating profit		92,354	131,523	30,826	165,992

Finance income	20	10,892	6,502	1,183,278	252,418
Finance expense	20	(5,232)	(15,695)	(1,010,684)	(167,864)
Derivatives designated as cash flow hedge	3.1.1 (d)			8,504

Profit before income tax and social contribution		98,014	122,330	211,924	250,546

Income tax and social contribution	15 (a)	2,867	6,490	(94,113)	(102,464)

Profit for the quarter		100,881	128,820	117,811	148,082

Attributable to
Equity shareholders of TAM S.A.				100,881	128,820
Non-controlling interest				16,930	19,262

Earnings (loss) per share (common and preferred) – in R$
Basic	21			0.65	0.83
Diluted	21			0.64	0.82

TAM S.A. and

TAM S.A. and Subsidiaries

Statement of Comprehensive Income / (Loss) (Unaudited)
Three Month Quarter Ended March 31,

(In thousands of Reais)

	Parent company		Consolidated
	2012	2011	2012	2011

Profit for the quarter	100,881	128,820	117,881	148,082

Other comprehensive income (loss):
Currency translation losses on foreign operations, no tax	(697)	(651)	(794)	(651)
Cash flow hedge
Cash flow hedge – Recognition in other comprehensive income	22,030		30,120
Cash flow hedge – Amount recycled into income	2,999		4,101
Income tax and social contribution	(8,510)		(11,634)

	16,519		22,587

Other comprehensive income (loss)	15,822	(651)	21,793	(651)

Total of comprehensive income for the quarter	116,703	128,169	139,604	147,431

Attributable to:
Equity shareholders of TAM S.A.			116,703	128,169
Non-controlling interest			22,901	19,262

TAM S.A. and

TAM S.A. and Subsidiaries

Statement of Changes in Equity (Unaudited)
Three Month Quarter Ended March 31, 2012 and 2011

(In thousands of Reais)

Attributable to equity shareholders of TAM
	Share capital	Capital reserve	Profit reserve	Carrying value adjustment	Retained earnings	Total	Non-controlling interest	Total

As at January 1, 2011	819,892	120,605	895,592	585,824		2,421,913	205,478	2,627,391

Profit for the quarter					128,820	128,820	19,262	148,082
Other comprehensive income
Foreign exchange loss on foreign operations				(651)		(651)		(651)

Total comprehensive income				(651)	128,820	128,169	19,262	147,431

Transactions with owners
Realization of revaluation reserve				(359)	359
Stock option plan		4,069				4,069		4,069
Treasury shares		4,434			(1,482)	2,952		2,952
Dividends to non-controlling shareholders of Multiplus S.A.							(22,023)	(22,023)

Total transactions with owners		8,503		(359)	(1,123)	7,021	(22,023)	(15,002)

Other							(34)	(34)

As at March 31, 2011	819,892	129,108	895,592	584,814	127,697	2,557,103	202,683	2,759,786

TAM S.A. and

TAM S.A. and Subsidiaries

Statement of Changes in Equity (Unaudited)
Three Month Quarter Ended March 31, 2012 and 2011

(In thousands of Reais)

	Attributable to equity shareholders of TAM
	Capital	Capital reserve	Profit reserve	Carrying value adjustment	Retained earnings	Total	Non-controlling interest	Total

As at January 1, 2012	819,892	140,414	530,020	562,491		2,052,817	71,303	2,124,120

Profit for the quarter					100,881	100,881	16,930	117,811
Other comprehensive income (loss):
Foreign exchange loss on foreign operations				(697)		(697)	(97)	(794)
Cash flow hedge
Cash flow hedge – Recognition in other comprehensive				22,030		22,030	8,090	30,120
Cash flow hedge – Amount reclycled into income				2,999		2,999	1,102	4,101
Deferred income tax and social contribution				(8,510)		(8,510)	(3,124)	(11,634)

				16,519		16,519	6,068	22,587

Total of comprehensive income (loss):				15,822	100,881	116,703	22,901	139,604

Transactions with owners:
Realization of deemed cost property, plant and equipment				(374)	374
Stock option plan		3,709				3,709	602	4,311
Treasury shares		1,693			(611)	1,082		1,082
Dividends of Multiplus to non-controlling interests							(51,773)	(51,773)

Total of transactions with owners		5,402		(374)	(237)	4,791	(51,171)	(46,380)

As at March 31, 2012	819,892	145,816	530,020	577,939	100,644	2,174,311	43,033	2,217,344

TAM S.A. and

TAM S.A. and Subsidiaries

Statement of Cash Flows – Indirect Method (Unaudited)
Three Month Quarter Ended March 31,

(In thousands of Reais)

		Parent company
	Note	2012	2011

Cash used in operating activities	22 (a)	(182,299)	(126,292)
Interest paid		(9,889)	(18,276)

Net cash used in operating activities	22 (a.1)	(192,188)	(144,568)

Cash flow from investing activities
Dividends and interest on own capital received		191,202	59,138
Purchases of property, plant and equipment		(24)	(41)

Net cash generated from investing activities	22 (a.2)	191,178	59,097

Cash flow from financing activities
Sale of treasury shares		1,082	2,952

Net cash generated from financing activities	22.(a.3)	1,082	2,952

Net decrease in cash and cash equivalents		72	(82,519)

Cash and cash equivalents at the beginning of the period		1,029	113,913

Cash and cash equivalents at the end of the period		1,101	31,394

TAM S.A. and

TAM S.A. and Subsidiaries

Statement of Cash Flows – Indirect Method (Unaudited)
Three Month Quarter Ended March 31,

(In thousands of Reais)

		Consolidated
	Note	2012	2011

Cash generated from operating activities	22 (b)	436,521	81,301
Taxes paid		(66,159)	(76,090)
Interest paid		(110,508)	(110,216)

Net cash generated from (used in) operating activities	22 (b.1)	259,854	(105,005)

Cash flow from investing activities
Investment in restricted cash		28,440	56,636
Proceeds from sale of property, plant and equipment		311	795
Purchases of property, plant and equipment		(47,843)	(21,901)
Purchases of intangible assets		(10,704)	(25,837)
Deposits in guarantee
Reimbursements		3,344	3,813
Deposits made		(8,578)	(2,909)
Pre delivery payment
Reimbursements		12,570	16,335
Payments		(31,433)	(136,265)

Net cash used in investing activities	22 (b.2)	(53,893)	(109,333)

Cash flow from financing activities
Sale of treasury shares		1,082	2,952
Dividends and interest on own capital paid to non-controlling shareholders of Multiplus		(70,218)	(22,023)
Short and long-term borrowings - payments		(13,221)	(13,206)
Debentures - payments		(50,000)
Capital element of finance leases		(170,111)	(201,319)

Net cash used in financing activities	22 (b.3)	(302,468)	(233,596)

Net decrease in cash and cash equivalents		(96,507)	(447,934)

Cash and cash equivalents at the beginning of the period		650,081	1,012,220

Cash and cash equivalents at the end of the period		553,574	564,286

Supplementary information on cash flows:
Non cash investing and financing activities
Acquisition of aircrafts under finance leases		81,519	154,576
Acquisition of other PPE under finance leases		25,660	2,402
Financed pre-delivery payment		48,907
Financing obtained for direct payment to suppliers		24,916	28,713

TAM S.A. and

TAM S.A. and Subsidiaries

Statement of Added Value (Unadited)
Three Month Quarter Ended March 31,

(In thousands of Reais)

		Parent company
	Note	2012	2011

Revenue
Other revenues			8

Inputs acquired from third parties
Costs of services		(970)	(1,233)
Materials, electricity, outsourced services and other		(12,309)	(2,326)

Gross value added		(13,279)	(3,551)

Deductions
Depreciation and amortization		(2)

Net value added produced by the entity		(13,281)	(3,551)

Value added received through transfer
Equity share of the results of investees	10	113,699	140,156
Financial income	20	10,892	6,502

Total added value to distribute		111,310	143,107

Distribution of value added		111,310	143,107

Personnel
Direct compensation		7,062	4,550
Benefits		22	2
FGTS- Employee Government Severance Fund		201	113

Taxes, fees and contributions
Federal		(2,272)	(6,151)
Municipal		179	78

Remuneration of third party capital
Rentals		5
Financial expenses		5,232	15,695
Others

Remuneration of own capital
Profit for the quarter		100,881	128,820

TAM S.A. and

TAM S.A. and Subsidiaries

Statement of Added Value (Unadited)
Three Month Quarter Ended March 31,

(In thousands of Reais)

		Consolidated
	Note	2012	2011
Revenue
Sales of services	17	3,361,623	3,170,799
Other revenues		25,441	32,722
Allowance for doubtful accounts		(1,343)	2,600

Inputs acquired from third parties
Costs of services		(1,501,684)	(1,186,591)
Materials, electricity, outsourced services and other		(566,792)	(641,643)

Gross value added		1,317,245	1,377,887

Deductions
Impairment		(1,628)	(5,228)
Depreciation and amortization	28	(195,208)	(169,949)

Net value added produced by the entity		1,120,409	1,202,710

Value added received through transfer
Financial income		1,246,058	252,418

Total added value to distribute		2,366,467	1,455,128

Distribution of value added		2,366,467	1,455,128

Personnel
Direct compensation		484,816	468,372
Benefits		55,442	50,173
FGTS- Employee Government Severance Fund		35,372	34,240

Taxes, fees and contributions
Federal		517,880	483,300
Estate		8,213	8,074
Municipal		9,825	12,910

Remuneration of third party capital
Rentals		126,424	102,825
Financial expenses		1,010,684	147,152

Remuneration of own capital
Profit for the quarter		100,881	128,820
Non-controlling interest		16,930	19,262

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

1.                  General information and business developments

TAM S.A ("TAM" or the "Company" and subsidiaries) was incorporated on May 12, 1997, to invest in companies which carry out air transportation activities. The Company wholly owns TAM Linhas Aéreas S.A. (TLA), a company that operates in the transportation of passengers and cargo in Brazil and on international routes and also owns 94.98% of Transportes Aéreos del Mercosur S.A. (TAM Airlines), an airline headquartered in Assunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia. TAM is incorporated and domiciled in Brazil and its registered office is at Av. Jurandir, 856, Lote 4, 1st floor, São Paulo, SP. The company is controlled by TAM - Empreendimentos e Participações S.A. (incorporated in Brazil), which is owned by the Amaro family, and which owns 85.36% of the Company's common shares and 25.09% of the Company's preferred shares. The remaining shares are widely held.

On July 15, 2005, the Company concluded a public offering of shares on the São Paulo Stock Exchange – BOVESPA. On March 10, 2006 the Company made an additional public offering – this time on the BM&F – Bolsa de Valores, Mercadorias e Futuros (BM&F Bovespa) and on the New York Stock Exchange – NYSE  (in the form of American Depositary Shares – ADS), which was concluded on April 6, 2006.

The Company, through its subsidiary TLA, controls the companies TAM Capital Inc, (TAM Capital), TAM Capital Inc, 2 (TAM Capital 2), TAM Financial Services 1 Limited (TAM Financial 1) and  TAM Financial Services 2 Limited (TAM Financial 2), TAM Capital Inc, 3 (TAM Capital 3) and Financial Services 3 Limited all headquartered in the Cayman Islands, whose main activities involve aircraft acquisition and financing and issuance of debt. Debt issued by these wholly-owned companies is wholly and unconditionally guaranteed by TAM. TLA also controls the company Fidelidade Viagens e Turismo Ltda. (TAM Viagens), whose corporate purpose is to carry out the activities of a travel and tourism agency.

On February 1, 2012, the Company established  a corporate TAM MRO – Manutenção Aeronáutica S.A. (TAM MRO) for the rendering  of maintenance, repairs, fix and restoration of aircraft, own and of third, civil or military, engines, parts, accessories and equipment. The Company is in pre-operational phase.

The Company controls TP Franchising Ltda. whose corporate purpose is the development of franchises.

These interim financial statements, of TAM and its subsidiaries were approved by the Board of Executive Officers on May 11, 2012.

1.1               Multiplus S.A. (2010)

In the Extraordinary General Meeting (AGE) held on October 28, 2009, the change of the name of Q.X.S.P.E. Empreendimentos e Participações S.A. to Multiplus S.A. (Multiplus) was approved. Multiplus’s main activity is the development and management of customer loyalty programs. A public offering of shares of Multiplus was consummated on February 5, 2010. On February 3, 2010 Multiplus was listed as a public traded company on the BM&FBovespa. On February 5, 2010, upon closing of the Initial Public Offering, Multiplus obtained proceeds in the gross amount of R$ 692,385, net of issue costs of R$ 35,337 (including the  related tax effect of R$ 12,014) through the issuance of 43,274,000 shares of common stock of Multiplus at the issue price of R$ 16.00 per share. At the time of the public offering, the transactions and activities of Multiplus were minimal and Multiplus had shareholders equity of less than R$ 1 (one thousand reais). As a result of the public offering TAM had its interest in Multiplus reduced from 100% to 73.17% while maintaining control. The sale of shares in the public offering resulted in an increase in the participation of non-controlling interest of R$ 179,947 and an increase of equity of TAM of R$ R$ 489,115. On October 10, 2011, as result of capital increase upon exercise of stock options of Multiplus, the interest of TAM in Multiplus was reduced to 73.14% with a corresponding increase in non-controlling interests.

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

1.2          Pantanal Linhas Aéreas S.A.

Since March 15, 2010, the date on which its purchase was approved by ANAC – the National Agency of Civil Aviation, the Company controls Pantanal Linhas Aéreas S.A. – (Pantanal). Pantanal was at the date of acquisition, under bankruptcy protection.

On December 22, 2011, the Board of Directors approved the incorporation of a wholly-owned subsidiary named Corsair Participações S.A. (Corsair).  On December 27, 2011, a split-off of Pantanal took place by which the liabilities of Pantanal were transferred to Corsair which are subject to the repayment plan in the bankruptcy proceedings and assets to discharge such obligations Corsair remains under bankruptcy proceedings.  On December 29, 2011, Pantanal merged into TLA. The merger did not have any impact on the consolidated financial statements.

1.3          TAM Milor

On July 13, 2010, TLA acquired TAM Milor which was the holder of the brand “TAM” and other related brands (TAM Brands) which are used by the Company, TLA and other related companies. On March 1, 2011, the Company legally merged its subsidiary TAM Milor into the Company. The merger did not have any impact on the consolidated financial statements.

The payment by TLA in 2010 was negotiated as follows: (a) cash payment of R$ 25,481 at the agreement date, and (b) issuance of a promissory note by TLA to the selling shareholders in the amount of R$ 144,395 (“Promissory Notes”), totaling R$ 169,876. The amount represented by the promissory note was converted into a capital increase in the Company, within the authorized capital limit, totaling the issuance of 5,621,634 new shares.

1.4          Association with LAN Airlines S.A. (2011)

On January 18, 2011, the Company published a significant event, informing that TAM and LAN Airlines S.A. had signed two agreements named Implementation Agreement and Exchange Offer Agreement, regulating the final terms and conditions for the association contemplated in the Memorandum of Understanding entered into on August 13, 2010. The agreements define the new structure that will be established to create LATAM Airlines  S.A. (“LATAM”), as well as the form of corporate management that will coordinate this new structure. On March 3, 2011 the National  Civil Aviation Agency (Agência Nacional de Aviação Civil – ANAC), issued the authorization for the transfer of shares of TAM S.A., the holding company that has direct ownership interest in the capital of companies that provide public air transportation activities (TLA and Pantanal) in order to continue the combination process with LAN Airlines. The operations was approved by ANAC, Brazilian authority, and Tribunal de Defensa de la Libre Competencia (TDLC), Chile authority, on March 3, 2011 and September 21, 2011, respectively.

On December 14, 2011, the Conselho Administrativo de Defesa Econômica (Administrative Council for Economy Defense – CADE), a Brazilian competition regulator, approved the merger between TAM and LAN Airlines SA.  This was the last remaining approval by a competition regulator. CADE gave its approval imposing two conditions: that LATAM resigns to one of the airline alliances currently integrated by TAM (Star Alliance) and LAN (Oneworld), and that TAM must grant two pairs of slots  on the Sao Paulo/Guarulhos – Santiago route. The airlines have been assessing these measures, as well as the conditions imposed by the Tribunal de Defensa de la Libre Competencia (TDLC).

On December 21, 2011, the stockholders of LAN approved the merger with TAM (by a majority of over 99.99% of the shares voted), the change to the company’s corporate name from LAN Airlines S.A. to LATAM Airlines Group S.A. and other necessary transactions contemplated in the agreements between the parties.

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

Consummation of the transaction will result in LATAM Airlines Group S.A. becoming the holding company of the combined companies. The transaction is proposed to be consummated through:

a.          a offer by Holdco II S.A. to the non-controlling shareholders of TAM to exchange its common and preferred shares or ADRs by shares of a Holdco II S.A. (“Holdco II”) , a Chilean company,

b.       the contribution by the controlling-shareholders of TAM of the common and preferred shares they hold to other Chilean holding companies (Holdco I S.A. or “Holdco I” and Sister Holdco S.A. or “Sister Holdco”)

c.        after Holdco II accepts to exchange common and preferred shares of TAM from non-controlling shareholders and before the exchange is settled Holdco II and Sister Holdco will merge into LAN Airlines S.A., and

d.       ultimately as result of the proposed transactions:

i.                     LAN will own all the preferred shares of TAM that were acquired as result of the exchange offer or were contributed by the controlling-shareholders,

ii.                    Holdco I will own all the common shares that were acquired as result of the exchange or were contributed by the controlling shareholders, and in turn LAN will own 20% of the voting shares and 100% of the non-voting shares of Holdco I and the controlling shareholders of TAM will own 80% of the voting shares of Holdco I, and

iii.                   TAM shareholders will have received upon the exchange offer 0.90 shares of LAN Airlines S.A. for each share (common or preferred) or ADS of TAM previously held.

The exchange offer described above is subject to several conditions including: (a) non-controlling shareholders representing more than 66.66% of the non-controlling shareholders of TAM accepting the offer, (b) the quantity of shares of TAM tendered for exchange in the exchange offer by non-controlling shareholders plus the quantity of shares of TAM held by the controlling shareholders representing more than 95% of all shares outstanding of TAM allowing TAM to compulsorily redeem all shares not tendered in the exchange offer.

If the transaction is consummated TAM intends to have its shares delisted from BM&FBovespa and NYSE. The Company currently expects the transaction to be closed during the second quarter of 2012.

2.                  Basis of preparation and significant accounting policies

These interim financial statements have been prepared in accordance with CPC 21 / IAS 34  “Interim Finanical Reporting” and regulations issued by the Brazilian Securities Commission (CVM).

Accounting practices adopted in Brazil comprise those included in the Brazilian Corporate Law and the Pronouncements, Guidance and Interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities Commission (CVM).

The interim financial statements should be read in conjunction with the annual financial reporting statements for the year ended December 31, 2011, prepared in accordance with accounting practices adopted in Brazil.

The principal accounting policies applied in the preparation of these interim financial statements are consistent with those of the annual financial statements for the year ended December 31, 2011 and have been applied consistently in all periods presented.

The notes below are not presented in these accounts because there has been no significant change in the period ended March 31, 2012 compared to the year ended December 31, 2011. In the annual financial statements of December 31, 2011 these notes are located as follows:

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

Note

Significant accounting policies	2.3 to 2.30
Basis of consolidation and investments in subsidiaries	2.2
(a) Consolidated financial statements	(i) and (ii)
Critical accounting estimates and judgements	3
Inventories	8
Other receivables	11
Non-current assets held for sale	13
Deposits in guarantee	15
Prepaid aircraft maintenance	16
Intangible assets	19
Refinanced taxes payable under Fiscal Recovery Program (REFIS)	22
Other liabilities	23
Deferred income tax and social contribution
Transitional Tax Regime - RTT	25 (b)
Share capital	26
Capital reserve
Share premium	27 (a)
Stock option	27 (c)
Retained profits	28
Carrying value adjustments	29
Commitments and contingencies
Commitments for future aircraft leases	36 (b)
Insurance	36 (c)
Contingent assets	36 (e)
ICMS	(i)
Indemnification for losses on regulated fares	(ii)

The Company’s financial statements comprise:

(a)     Consolidated interim financial statements

The consolidated interim financial statements were prepared under the historical cost model.

(b)     Individual interim financial statements

The individual interim financial statements are presented in conjunction with the consolidated financial statement.

The individual parent company interim financial statements present investments in subsidiaries accounted for under the equity method. The same adjustments are made both in the financial statements and consolidated financial statements to achieve the same result and net profit attributable to equity holders of the parent. Accordingly, these individual financial statements are not considered as being in conformity with IFRSs, which require that these investments be accounted for at their fair value or cost in the separate financial statements of the parent company.

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

2.1.        Accounting pronouncements

No new pronouncements affecting the interim financial statements of the period have been issued.

2.2   Basis of consolidation and investments in subsidiaries

(i)                     Companies included in the consolidated financial statements

				Ownership and voting power %
	Reporting date	Ownership	March 31, 2012	December 31, 2011

TLA	03.31.2012	Direct	100.00	100.00
TAM Viagens (i)	03.31.2012	Indirect	99.99	99.99
TAM Capital (i)	03.31.2012	Indirect	100.00	100.00
TAM Capital 2 (i)	03.31.2012	Indirect	100.00	100.00
TAM Capital 3 (i)	03.31.2012	Indirect	100.00	100.00
TAM Financial 1 (i)	03.31.2012	Indirect	100.00	100.00
TAM Financial 2 (i)	03.31.2012	Indirect	100.00	100.00
TAM Financial 3 (i)	03.31.2012	Indirect	100.00	100.00
Fundo Spitfire II (Fund for investment restricted to TAM and its subsidiaries) (ii)	03.31.2012	Indirect	100.00	100.00
TP Franchising	03.31.2012	Direct	100.00	100.00
TAM Airlines	02.29.2012	Direct	94.98	94.98
Multiplus	03.31.2012	Direct	73.14	73.14
Corsair (iii)	03.31.2012	Direct	100.00	100.00
TAM MRO (iv)	03.31.2012	Direct	100.00

(i)          TAM's investments are held indirectly through TLA.

(ii)        TAM's investment are held 21% directly, 30% through TLA and 49% through Multiplus, respectively.

(iii)       Incorporated in December 2011 through a spin-off of Pantanal.

(iv)        Incorporated in February 2012, in pre-operational phase.

2.3          Recognition of revenue for reward tickets issued but not yet flown

The Company through its subsidiary Multiplus, offers the possibility to participants in the Multiplus loyalty program to exchange air tickets in exchange for points which are accumulated through the Multiplus loyalty program. Participants in the Multiplus program accumulate points in different ways and can exchange their points for various prizes, including airline tickets. A significant portion of points redeemed by participants of the Multiplus loyalty program is exchanged for airline tickets all of which are buy by Multiplus from TLA. The obligation of TLA to provide services to holders of reward tickets (tickets purchased by Multiplus from TLA and granted to participants of Multiplus loyalty program)  ceases only when the air transportation services are provided.

Interpretation to CPC 30/IAS 18 – Revenue identified as “Loyalty programs” considers that fair value of the consideration received or receivable with respect to a transaction is allocated between the award credits (points) and the other components of the sale and revenue allocated to the award credits is recognized as revenue in the income statement only once award credits are redeemed and the Company fulfills its obligations to supply the awards. Considering that on a consolidated basis the award represented by reward tickets consists of transportation services revenue allocated to award tickets should be recognized as revenue once TLA provides the transportation. Award credits for which a reward ticket has been issued but not yet flown should not have its revenue recognized in the statement of income.

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

In all periods through December 31, 2011, the Company had not recognized  liabilities as “Deferred revenue” for reward tickets issued but not yet flown and recognized revenue allocated to such tickets upon the exchange of points for reward tickets. Management has concluded that the misstatement  was not material to all prior period financial statements and that the correction of this errors as an out-of-period adjustment is also not expected to be material for the year ending December 31, 2012. For that reason the effect of correcting this error is being recorded in the three months ended March 31, 2012.

The cumulative effect of the adjustment recognized in the three months ended March 31, 2012 is a reduction of revenue of R$ 98,618 and the corresponding deferred tax effect of R$ 33,530 resulting in a net effect in net income of R$ 65,088.

As from January 1, 2012 upon exchange of points for reward tickets the Company recognizes the amount allocated to the award as “Deferred revenue” and revenue is recognized in the income statement when the holder of the ticket is transported.

3.            Financial instruments

3.1          Financial risk management

TAM's subsidiary activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk.

The Company has a formal Risk Management Policy that defines the rules to be followed and authorizes the Treasury Department to enter into derivative transactions in order to reduce the impact that possible fluctuations in fuel prices and foreign exchange and interest rates may have on its cash flows. The management of risk is monitored by the Risk Committee that is, responsible for, among other matters:

  Deciding any increase in the percentage level of protection based on strategic issues and monitoring the comparison between the market actual and budgeted scenarios;

  Managing and monitoring the risk exposure;

  Monitoring compliance with the risk policy;

  Deciding on the level of exposure to market risks;

  Establishing financial limits for all the institutions authorized in to enter to derivative transactions; and

  Monitoring the performance of derivative transactions.

Derivatives are contracted in line with TAM's policies, considering liquidity, impact on cash flow and cost/benefit analysis of each position taken. The control over the use of derivatives includes verifying whether the rates in the derivative contracts are compatible with market rates.

The Company does not enter into transactions involving financial instruments, including derivative instruments, for speculative purposes.

3.1.1      Market risks

The Company is exposed to market risks arising from its normal business activities. These market risks principally relate to changes in interest rates, exchange rates or aviation kerosene (QAV) and such variations can negatively affect its cash flows and future expenses. Market risk is the risk of a possible loss derived from changes in the prices of market prices (exchange rates, interest rates, prices of commodities, or others) that may affect the Company’s cash flow or results. The Company entered into derivative contracts with the purpose of reducing the risks derived from variations in these factors. Policies and procedures have been implemented to evaluate these risks and to monitor the transactions with derivatives. The policies establish minimum and maximum levels of protection, and require that counterparties have investment grade credit rating as condition for entering into the transactions.

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(a)           Risks relating to change in the price of jet fuel

One of the most important financial risks of airlines is the volatility of fuel prices. The QAV price is linked to the variation of the oil price in the international market. The Company has entered into derivative transactions in order to economically hedge itself against this risk. TAM's Risk Committee has established policies for achieving this. The policy establishes to carry out derivative transactions covering a maximum level of 60% of the fuel consumption projected for the following 24 months and a minimum level of 20% of the consumption projected for the first 12 months and for 10% for the subsequent twelve months. Swaps, options, or a combination of these instruments, using market prices for crude oil, heating oil or jet fuel as a the underlying, may be used to achieve TAM’s aims.

TAM protects itself against the volatility in the kerosene price using derivatives based mainly on crude oil (West Texas Intermediate or "WTI"). The choice of this underlying item was based on studies that indicate that the hedge of QAV based on WTI is, historically, highly effective, in addition to the high liquidity of the financial instruments referenced in WTI. At March 31, 2012 all contracted derivatives financial instruments are over the counter.

The Company enters into derivative transactions only with counterparties classified by the main risk rating agencies (Standard & Poors, Fitch and Moody’s) as at a minimum investment grade.

As the consumed volume of kerosene is not fully financial instruments derivatives by means of derivatives, increases in the price of kerosene are not fully offset by adjustments of derivatives. In the same way, decreases in the price of kerosene will have positive impact for the Company, considering that they will not be fully offset by changes in fair value of the derivatives.

The aviation fuel consumed in the periods ended at March 31, 2012 and 2011 accounted for 38.9% and 36.1%, respectively, of the cost of services provided by the Company (Note 18).

(a.1)       Outstanding jet fuel derivatives:

(i)                   TAM Linhas Aéreas

The following table presents the percentages of anticipated consumption covered for the next 12 months after each date and the average strike price for the transactions outstanding as of each of those dates:

	March 31, 2012	December 31, 2011

% of coverage anticipated for the next 12 months	25%	28%
Average strike price for outstanding derivatives	US$96/bbl	US$ 94/bbl
Market price of WTI in the period	US$103/bbl	US$ 98/bbl

The following table presents both the notional amount and fair value of outstanding jet fuel derivatives as of each date broken down by maturity:

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

	2012	2013	2014	Total
As at March 31, 2012
Notional amount – thousands of barrels (bbl)	3,715	2,250	150	6,115
Fair value, net – R$ thousand	36,733	18,141	3,649	58,523

As at December 31, 2011
Notional amount – thousands of barrels (bbl)	5,660	2,425	325	8,410
Fair value, net – R$ thousand	18,076	(7,803)	826	11,099

(b)           Exchange rate risk

(b.1)       TAM Linhas Aéreas

A significant portion of the operating costs and expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. Also the Company has a significant exposure to foreign currency (mainly the U.S. dollar) from its foreign currency denominated liabilities less its foreign currency denominated assets. The amount of the exposure to foreign currency at March 31, 2012 and December 31, 2011 of assets and liabilities is presented in the corresponding explanatory notes.

The Company may enter into derivative contracts to protect against a possible appreciation or depreciation of the Real against the U.S. dollar. No derivatives have been entered into other than the one described below.

The notional amount and fair value of the foreign currency derivatives outstanding are presented below by year of maturity:

2012

As at March 31, 2012
Notional amount – US$	31,000
Fair value – R$

As at December 31, 2011
Notional amount – US$	31,000
Fair value – R$	(68)

In view of the restructuring of derivatives made in the first quarter of 2009 and in the second quarter of 2010, one of the counterparties required a deposit denominated in dollars as collateral guarantee. As deposits in foreign currency are not permitted in Brazil, a foreign exchange collar was entered into with the amount of the deposit as notional and also provided as collateral.

The collar transaction described above is the only foreign currency derivative outstanding at March 31, 2012 and December 31, 2011.

(b.2)       Multiplus

The exchange rate risk consists of the risk of changes in the R$/US$ exchange rate that affects the selling price of points as part of the contracts have the price of the points denominated in US$. These fluctuations may impact the cash flows and the sale price of points when measured in Reais. Market risk in the case of Multiplus is the possibility of a future cash flow lower than projected due to a possible fall in the exchange rate R$/US$.

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

The following table presents both the notional amount and fair value of outstanding derivatives as of each date broken down by maturity. The maturity date of the derivatives is also the date on which the highly probable sale of points is expected to be billed. The highly probable sales of points are expected to be recognized in income after billed and management expects that they will be recognized in income on average in up to six months after billed:

	2012	2013	2014	Total

At March 31, 2012
Notional amount – US$	228,000	283,000	8,000	519,000
Fair value – R$	(1,357)	(6,606)	(665)	(8,628)

	2012	2013	2014	Total

At December 31, 2011
Notional amount – US$	303,000	265,000	2,000	570,000
Fair value – R$	(20,125)	(25,722)	(508)	(46,355)

(c)           Distribution of fair value by counterparty credit rating

The distribution of fair value by counterparty credit rating and by type of risk being protected at March 31, 2012 and December 31, 2011 is presented below:

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(i)            Effects of derivatives on the balance sheet

		March 31, 2012			December 31, 2011
Counterparties with external credit rating Standard&Poor’s, Moody´s or Fitch)	Trading place	TLA	Multiplus	Total	TLA	Multiplus	Total

AAA*	Over the counter	4,705	(5,760)	(1,055)	2,623	(24,956)	(22,333)
AA+, AA or AA-*	Over the counter	46,362	(2,868)	43,494	2,979	(21,399)	(18,420)
A+, A or A-*	Over the counter	7,456		7,456	5,429		5,429

		58,523	(8,628)	49,895	11,031	(46,355)	(35,324)

Fuel derivative in an asset position – WTI		58,523		58,523	33,307		33,307
Fuel derivative in a liability position – WTI					(22,208)		(22,208)

Fuel derivative net - WTI		58,523		58,523	11,099		11,099

Foreign exchange derivatives in an asset position			10,381	10,381		2,542	2,542
Foreign exchange derivatives in a liability position			(19,009)	(19,009)	(68)	(48,897)	(48,965)

Foreign exchange derivatives net			(8,628)	(8,628)	(68)	(46,355)	(46,423)

		58,523	(8,628)	49,895	11,031	(46,355)	(35,324)

Amounts outstanding in equity
Cash flow hedge – Recognition in other comprehensive income			(23,393)	(23,393)		(53,515)	(53,515)
Cash flow hedge – Amount recycled into income			5,780	5,780		1,680	1,680
Deferred income tax and social contribution effective			5,989	5,989		17,624	17,624

			(11,624)	(11,624)		(34,211)	(34,211)

(*) The ratings can be expressed either in the global and local scale. Each agency has a slightly different way to present a rating. The table above unifies the presentations in what what we believe is the most well known international rating scale.

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

The Company monitors the concentration of financial instruments on a single counterparty. Internal policies require reporting of excessive concentrations to the Risk Committee. At March 31, 2012 there were counterparties that exceeded the limits established; however the Company believes this concentration of risk is acceptable.

(d)     Effect of derivatives in the statement of operations

Gains and losses resulting from changes in fair value are segregated between intrinsic value and time value. The intrinsic value corresponds to the effective portion of the cash flow hedge and has its initial recording in shareholder’s equity and is released to income at the same time that the hedged transaction is recorded in income in the same time that the transaction became a protected place and considering the speed of redeemed points of object of hedge. The time value corresponds to the ineffective portion of the cash flow hedge and it is recorded in a specific account in the Company’s financial results (Note 20).

(e)           Interest rate risk

TAM’s earnings are affected by changes in interest rates due to the impact these changes have on interest expense from variable-rate debt instruments, variable-rate lease contracts, and on interest income generated from its cash and short-term investment balances. To minimize possible impacts from interest rate fluctuations, TAM has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as the London Interbank Offered Rate “LIBOR” and CDI - Certificate of Deposit Intermediate.

The Company does not have financial instruments to hedge its cash flows against fluctuations in interest rates.

(f)            Sensitivity analysis

Presented below is a sensitivity analysis of the financial instruments that demonstrates the impact of changes in financial instruments on income and equity of the Company by considering:

  Increase and decrease of 10% in fuel prices, keeping constant all the  other variables;

  Increase and decrease of 10% in R$/US$ exchange rate, with all other variables remaining steady; and

  Increase and decrease of one percentage point in interest rates keeping constant all the other variables.

TAM Linhas Aéreas

Fuel price:

A hypothetical 10% increase/decrease in the price of WTI would lead to an increase/decrease of approximately US$ 22,538 / US$ 34,853  (equivalent to R$ 41,067 / R$ 63,605 at March 31, 2012) in the fair value of WTI derivatives. This increase/ decrease would directly affect the Company’s net income. In terms of cash flows, however, these changes in WTI price would be more than offset by a decrease/increase in the Company’s kerosene-type jet fuel costs. The cash payments for settling the derivatives are due at their respective maturities, distributed from 2012 through 2014.

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

Exchange rate – U.S. Dollar:

If there was a 10% depreciation/appreciation of the Brazilian Real against the U.S. dollar and all other variables remained constant, the financial result would have been affected by approximately R$ 738 million / R$ 736 million, mainly as a result of foreign exchange gains/losses on the translation of U.S. dollar denominated trade receivables and U.S. dollar denominated financial assets at fair value through profit or loss, and foreign exchange losses/gains on the translation of U.S. dollar-denominated borrowings and finance leases.

Interest rate – LIBOR and CDI:

A hypothetical 100 basis point increase in foreign market (LIBOR) interest rates in the period ended March 31, 2012 would increase its aircraft rental and interest expense over a one year period by approximately US$ 21,647  (equivalent to R$ 39,442).

If there was a hypothetical 100 basis point increase/ decrease in domestic market (CDI) interest rates in the period ended March 31, 2012 this would increase/decrease loan and financing interest expenses over a one year period by approximately R$ 5,516.

Multiplus

Exchange rate – U.S. Dollar (Derivatives):

If there was a 10% depreciation / appreciation of the Brazilian Real against the U.S. dollar and all other variables remained constant, the financial result would have been approximately R$ 11,291/R$ 3,379, mainly as a result of the effect of the foreign exchange gain or  losses on the time value of the derivaties which is recognized immediately in income.

In addition to the sensitivity analysis above, the Company shall provide a sensitivity analysis of financial instruments, describing the risks that may cause material damage, directly or indirectly by considering the following elements, as determined by CVM Instruction no 475/08:

•         The probable scenario is defined as the one expected by the Company’s management and referenced to an independent external source;

•         The possible adverse scenario considers a deterioration of 25% in the major variable that determines the fair value of the financial instrument; and

•         The remote adverse scenario considers a deterioration of 50% in the major variable that determines the fair value of the financial instrument.

TAM Linhas Aéreas

Fuel price

Derivative transactions referenced to crude oil (WTI) in own portfolio is intended to protect fuel consumption. The behavior of WTI prices is highly correlated to QAV prices.

None of the derivative instruments used by the subsidiary TLA is leveraged, and as the fuel consumption volume is not fully hedged by derivatives, increases and/or decreases in fuel prices will not be fully offset by adjustments of derivatives.

As a result, the effect of these transactions on TLA cash generation will be compared to the decreased QAV cost against that level (US$ 103.02/bbl will be adopted as reference). The projections of QAV prices were built based on the results of a simple linear regression.

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

The net effects of savings in fuel expenses, as opposed to hedge disbursements for 2012, for each of the scenarios, are shown below:

Instrument/transaction	Risk	Scenario I	Scenario II	Scenario III
		(most probable)	(25% fall)	(50% fall)
Average price per barrel	High price QVA	US$ 103.02/bbl	US$ 77.26/bbl	US$ 51.51/bbl
WTI financial instruments derivative and consumption QVA – Net gain		R$ 9,540	R$ 400,531	R$ 772,222

Exchange rate

Our methodology for the sensitivity analysis of liabilities denominated in foreign currencies includes the probable scenario based on the exchange rate of R$ 1.8221/US$ at March 31, 2012. Considering the projected cash flows for the second quarter 2012, we verified an increase in cash flow arising from the variation of 25% and 50% over the current rate, as shown below:

	25% R$ 2.2776/US$	-25% R$ 1.3666/US$	50% R$ 2.7332/US$	-50% R$ 0.9111/US$

Lease agreement	(106,665)	106,665	(213,330)	213,330
FINIMP	(51,718)	51,718	(103,437)	103,437
Loans in foreign currency	(10,220)	10,220	(20,441)	20,441
Bonds	(14,577)	14,577	(29,154)	29,154
Pre-delivery payment	(5,559)	5,559	(11,119)	11,119
Hedge	-	(10,336)	2,423	(24,457)

Total	(188.739)	178,403	(375,058)	353,024

Interest rate

For the interest scenario in the foreign market LIBOR (USDLIBOR 3 months), based on the closing rate at March 31, 2012 of 0.46815% per year. We projected for second quarter 2012, the impact on the cash flow arising from the variation of 25% and 50% over the current rate, as shown below:

	25% 0.58519% a.a.	-25% 0.35111% a.a.	50% 0.70223% a.a.	-50% 0.23408% a.a.

Interest expense (R$ mil)	(225)	225	(449)	449

For the interest scenario in the domestic market (CDI), based on the closing rate at March 31, 2012 of 9.52% per year, we projected for the second quarter 2012 the impact on the cash flow arising from the variation of 25% and 50% over the effective tax, as shown below:

	25% 11.9% a.a.	-25% 7.14% a.a.	50% 14.28% a.a.	-50% 4.76% a.a.

Loan and financing interest expense (R$ mil)	(1)	1	(2)	2

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

Multiplus

Exchange rate

Our methodology for the sensitivity analysis includes the probable scenario based on the exchange rate of R$ 1.8221 / US$ at March 31, 2012. Considering the projected cash flows for the second quarter 2012, we verified an increase in cash flow arising from the variation of 25% and 50% over the current rate, as is required to below:

•         Foreign exchange cash flow hedge

•         Hedged item - certain values contracted in the corresponding period with financial institutions

•         Instruments: Collar R$ fixed rate vs. US$ fixed rate

	25% R$ 2.2776/US$	-25% R$ 1.3666/US$	50% R$ 2.7332/US$	-50% R$ 0.9111/US$

Risk
R$/US$ - fluctuation	(30,157)	32,862	(65,688)	68,393

3.1.2.     Credit risk

Credit risk refers to the risk that counterparties will not fulfill their contractual obligations, leading the Company and subsidiaries to incur financial losses. Credit risk arises from the possibility of TAM not recovering amounts receivable from services provided to consumers and/or travel agencies, or from amounts held with financial institutions generated by financial investment operations.

To reduce credit risk, TAM has adopted the practice of establishing credit limits and the permanent follow-up of its debtor balances (mainly from travel agencies).

TAM only deals with financial institution counterparties which have a credit rating of at least BBB or equivalent issued by S&P, Moody’s or Fitch. Each institution has a maximum limit for investments, as determined by the Company’s Risk Committee.

Currently, management does not expect losses, beyond those already provided for, due to default of its counterparties and does not have (except for the receivables from credit card issuers) any individually significant exposure to any counterparty separately.

3.1.3.     Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and short-term investments, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Excess cash is invested mainly through TAM’s exclusive investment fund. The fund has a clear investment policy, with limits on concentration of risk in the underlying investments.

In the analysis of the current ration and net current liabilities it should be noted that current liabilities include the balance of Deferred income which is composed of advanced ticket sales, deferred income with respect to Loyalty Program and deferred gains on sale and leaseback transaction amounting to R$ 1,558,077  ( December 31, 2011 – R$ 1,472,055).

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

The table below analyses TAM's financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include interest, except for derivatives, for which the fair value is disclosed.

		Parent company
	Less than one year	Effect of discounting	Carrying value

Non-derivative financial liabilities
As at March 31, 2012
Debentures	169,373	(192)	169,181
Other (i)	507		507

As at December 31, 2011
Debentures	187,168	(12,518)	174,650
Other (i)	492		492

(i) This amount is recorded under:  Accounts payable.

Financial guarantees represent guarantees of liabilities of subsidiaries and are the maximum values. There is no expected  loss on these guarantees.

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

	Consolidated
	Less than one year	Between one and two years	Between three and five years	More than five years	Total	Effect of discounting	Carrying value
Non-derivative financial liabilities
As at March 31, 2012
Finance lease obligation	889,750	1,255,028	1,655,655	1,868,144	5,668,577	(583,463)	5,085,114
Senior notes	164,849	304,652	1,021,841	1,847,767	3,339,109	(1,311,063)	2,028,046
Borrowings	1,041,030	10,583	3,608	4,905	1,060,126	(40,056)	1,020,070
Debentures	331,987	220,442	361,062		913,491	(186,292)	727,199
Refinanced taxes payable under Fiscal Recovery Program	48,062	92,810	173,978	626,224	941,074	(462,730)	478,344
Other (i)	565,961				565,961		565,961

As at December 31, 2011
Finance lease obligation	816,750	1,488,034	1,689,975	1,865,986	5,860,745	(530,906)	5,329,839
Senior notes	169,708	339,414	1,051,956	1,902,223	3,463,301	(1,393,083)	2,070,218
Borrowings	979,176	3,986	3,714	5,029	991,905	(34,749)	957,156
Debentures	371,321	325,726	376,541		1,073,588	(266,145)	807,443
Refinanced taxes payable under Fiscal Recovery Program	47,142	96,072	180,953	722,657	1,046,824	(563,506)	483,318
Other (i)	645,680				645,680		645,680

(i)                    This amount is recorded under:  Accounts payable.

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

	Consolidated
	Less than one year	Between one and two years	Total (equal carrying value)	Carrying value
Derivative financial liabilities
As at March 31, 2012
Exchange rate risk	(9,515)	(9,494)	(19,009)	(19,009)

As at December 31, 2011
Fuel price risk	(6,681)	(15,527)	(22,208)	(22,208)
Exchange rate risk	(20,557)	(28,408)	(48,965)	(48,965)

3.2.        Fair value estimation and fair value hierarchy

The Company and subsidiaries disclose the fair value of financial instruments by level of the following fair value measurement hierarchy:

  Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices), and

  Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs). None of the financial instruments carried at fair value by the Company of its subsidiaries fall into this category at March 31, 2012.

(a)           Parent company

The table below presents the Company's financial instruments measured at fair value in the statement of financial position:

	March 31, 2012
	Level 1	Level 2	Total
Financial assets at fair value through profit or loss
Brazilian government securities (1)	293,169		293,169
Corporate securities (2)		133,468	133,468
Other bank deposits (3)		74,889	74,889

	293,169	208,357	501,526

	December 31, 2011
	Level 1	Level 2	Total
Financial assets at fair value through profit or loss
Brazilian government securities (1)	245,132		245,132
Corporate securities (2)		54,086	54,086
Other bank deposits (3)		30,907	30,907

	245,132	84,993	330,125

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(b)           Consolidated

The table below presents the Company's financial instruments measured at fair value in the statement of financial position:

	March 31, 2012
	Level 1	Level 2	Total
Financial assets at fair value through profit or loss
In local currency
Restricted investment fund
Brazilian government securities (1)	744,700		744,700
Corporate securities (2)		338,219	338,219
Other		23,469	23,469
Bank deposit certificates – CDB (3)		10,814	10,814
Other bank deposits (3)		84,351	84,351
Other		1,629	1,629

	744,700	458,482	1,203,182

In foreign currency
Other bank deposits (3)		140,846	140,846

		140,846	140,846

	744,700	599,328	1,344,028

Derivative financial assets
Fuel hedge – WTI (4)		58,523	58,523
Foreign exchange (4)		10,381	10,381

		68,904	68,904

Derivative financial liabilities
Foreign exchange derivatives (4)		19,009	19,009

		19,009	19,009

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

	December 31, 2011
	Level 1	Level 2	Total
Financial assets at fair value through profit or loss
In local currency
Restricted investment fund
Brazilian government securities (1)	1,162,087		1,162,087
Corporate securities (2)		255,442	255,442
Other		21,411	21,411
Bank deposit certificates – CDB (3)		108,118	108,118
Other bank deposits (3)		27,128	27,128
Other		2,167	2,167

	1,162,087	414,266	1,576,353

In foreign currency
Other bank deposits (3)		108,579	108,579

		108,579	105,579

	1,162,087	522,845	1,684,932

Derivative financial assets
Fuel hedge – WTI (4)		33,307	33,307
Foreign exchange (4)		2,542	2,542

		35,849	35,849

Derivative financial liabilities
Fuel hedge – WTI (4)		22,208	22,208
Foreign exchange derivatives (4)		48,965	48,965

		71,173	71,173

No transfer of assets or liabilities between the levels of the fair value hierarchy took place during the period  ended March 31, 2012 and December 31, 2011.

The financial instruments recognized at fair value are determined as follows:

•         (1) Brazilian Government securities – Corresponds to highly liquid Brazilian government securities that have prices available that correspond to transactions in an active market.

•         (2) Corporate securities – Corresponds, typically, to debt securities for which fair value has been determined based upon actual transactions observed in organized markets (when available) or discounted cash flows using interest rates when actual transactions are not available.

•         (3) Certificates of deposit and other bank deposits - Fair value has been estimated by discounting estimated cash flows using market interest rates as inputs.

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

•         (4) Derivative financial instruments not traded in an exchange (over-the-counter derivatives). TAM estimates its fair value using a series of techniques such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even discounted cash flow models commonly used in the financial market, depending on the nature of the derivative. All models used are widely accepted in the market and reflect the contractual terms of the derivative. Those models do not contain a high level of subjectivity, since the methodologies used in the models do not require significant judgment, and all inputs to the model are readily observable from actively quoted markets.

All financial investments are measured at their fair value through profit and loss and held for trading purposes.

Management of marketable securities in the domestic market is primarily performed via a exclusive investment fund. This structure follows high transparency and corporate governance standards. The custody of securities and units of funds and the management of funds are carried out by an independent management institution. The mandates and regulations are consistent within each type of management and are subject to clear limits and measurement methods for market, credit and liquidity risks contracted. The average return on these funds was 10.80% per annum for the period ended March 31, 2012 (December 31, 2011 – 11.63% per annum).

Investments in international markets essentially are comprised by time deposits, notes and overnight transactions, in US dollar, with first tier banks with which the Company maintains business relationships. At March 31, 2012 the annual return contracted on these investments was 1.42% (December 31, 2011 - 1.17%).

3.3          Capital management

The objective of capital management is to ensure that TAM is able to continue as a going concern whilst delivering shareholder expectations of a strong capital basis as well as returning benefits to other stakeholders and optimizing the cost of capital.

Capital is managed by means of a leverage ratio. The Company’s capital structure is made up of its net indebtedness, defined as the total of loans, debentures and lease agreements (finance and operating), net of cash and cash equivalents and other short-term financial assets, and of the capital that is defined as the total net equity of shareholders and net indebtedness.

Capital is not managed on the parent company level, only on the consolidated level.

The Company is not subject to any externally imposed capital requirements.

We define total capital as the total of shareholder’s equity and net debt as defined below:

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

	Consolidated
	March 31, 2012	December 31, 2011

Cash and cash equivalents (Note 5)	(553,574)	(650,081)
Financial assets at fair value through profit and loss (Note 3.2)	(1,344,028)	(1,684,932)
Borrowings (Note 12.3)	1,020,070	957,156
Debentures and senior notes	2,755,245	2,877,661
Operating lease commitments (Note 23)	1,204,513	1,320,378
Finance lease obligations (Note 12.1)	5,085,114	5,329,839

Net debt (1)	8,167,340	8,150,021

Total equity	2,217,344	2,124,120

Total capital (2)	10,384,684	10,274,141

Leverage ratio (1) / (2)	78.6%	79.3%

The Company’s leverage ratio remained stable mainly due to the stability of the US dollar against the Real that only decrease 2.9% in the quarter.

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital investments, which are approved annually by the Board of Directors, and other cash requirements for the 2012 fiscal year.

4.            Financial instruments by category

(a)     Parent company

Assets, per balance sheet:

	March 31, 2012
	Loans and receivables	Financial assets at fair value through profit and loss	Total

Cash and cash equivalents	1,101		1,101
Financial assets at fair value through profit and loss		501,526	501,526

Total	1,101	501,526	502,627

	December 31, 2011
	Loans and receivables	Financial assets at fair value through profit and loss	Total

Cash and cash equivalents	1,029		1,029
Financial assets at fair value through profit and loss		330,125	330,125

Total	1,029	330,125	331,154

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

Liabilities, per balance sheet:

	March 31, 2012
	Liabilities measured at amortized cost	Total

Accounts payable and other obligations, excluding statutory liabilitites	6,626	6,626
Debentures	169,181	169,181

Total	175,807	175,807

	December 31, 2011
	Liabilities measured at amortized cost	Total

Accounts payable and other obligations, excluding statutory liabilitites	4,354	4,354
Debentures	174,650	174,650

Total	179,004	179,004

(b) Consolidated

Assets, per balance sheet:

	March 31, 2012
	Loans and receivables	Financial assets at fair value through profit and loss	Derivatives	Total

Cash and cash equivalents	553,574			553,574
Financial assets at fair value through profit and loss		1,344,028		1,344,028
Accounts receivable	2,125,799			2,125,799
Derivative financial instruments			68,904	68,904
Restricted cash	65,384			65,384
Financial assets – securities issued banks	85,110			85,110
Deposits in guarantee	61,045			61,045

Total	2,890,912	1,344,028	68,904	4,303,844

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

	December 31, 2011
	Loans and receivables	Financial assets at fair value through profit and loss	Derivatives	Total

Cash and cash equivalents	650,081			650,081
Financial assets at fair value through profit and loss		1,684,932		1,684,932
Accounts receivable	1,819,011			1,819,011
Derivative financial instruments			35,849	35,849
Restricted cash	93,824			93,824
Financial assets – securities issued banks	138,009			138,009
Deposits in guarantee	57,014			57,014

Total	2,757,939	1,684,932	35,849	4,478,720

Liabilities, per balance sheet:

		March 31, 2012
	Liabilities measured at amortized cost	Derivatives	Total

Accounts payable and other obligations, excluding statutory liabilities	1,002,531		1,002,531
Finance lease obligations	5,085,114		5,085,114
Senior notes	2,028,046		2,028,046
Borrowings	1,020,070		1,020,070
Debentures	727,199		727,199
Derivative financial instruments		19,009	19,009

Total	9,862,960	19,009	9,881,969

		December 31, 2011
	Liabilities measured at amortized cost	Derivatives	Total

Accounts payable and other obligations, excluding statutory liabilities	1,118,768		1,118,768
Finance lease obligations	5,329,839		5,329,839
Senior notes	2,070,218		2,070,218
Borrowings	957,156		957,156
Debentures	807,443		807,443
Derivative financial instruments		71,173	71,173

Total	10,283,424	71,173	10,354,597

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

5.            Cash and cash equivalents

	Parent company			Consolidated
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011

Cash and bank accounts	1,101	1,029	380,971	517,437
Short-term deposits			172,603	132,644

Total	1,101	1,029	553,574	650,081

At March 31, 2012 and December 31, 2011 no amounts have been used as part of overdraft facilities.

Cash and cash equivalent are maintained in the following currencies:

	Parent company		Consolidated
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011

Reais	1,101	1,029	247,369	289,745
US dollars			215,632	277,277
Euro			39,167	31,033
Guarani			27,615	27,093
Pounds sterling			4,438	3,751
Other			19,353	21,182

	1,101	1,029	553,574	650,081

6.            Accounts receivable - consolidated

(a)         Breakdown of balances

	March 31, 2012				December 31, 2011

	Domestic	International	Total	%	Total	%

Credit cards	1,380,183	85,518	1,465,701	65.6	1,264,835	65.7
Travel agents	302,696	72,673	375,369	16.9	299,265	15.5
Partners – Loyalty Program - Multiplus Program - Multiplus	178,149		178,149	8.0	24,525	1.3
On current account	53,231	535	53,766	2.4	88,421	4.5
Cargo	7,823	19,586	27,409	1.2	83,095	4.3
Other	57,244	75,217	132,461	5.9	164,584	8.7

Total	1,979,327	253,529	2,232,856	100.0	1,924,725	100.0

Provision for impairment	(72,053)	(35,004)	(107,057)		(105,714)

Total	1,907,274	218,525	2,125,799		1,819,011

Trade accounts receivable are maintained in the following currencies:

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

	March 31, 2012	December 31, 2011

Reais	1,979,327	1,717,708
US dollars	81,027	100,421
Euro	80,231	35,126
Pounds sterling	16,558	13,834
Other	75,713	57,636

	2,232,856	1,924,725

(b)       Aging list – Receivables by due date

Breakdown
	March 31, 2012%		December 31, 2011%

Not yet due	2,032,922	91.1	1,760,483	91.5
Overdue
Up to 60 days	66,737	3.0	46,089	2.4
From 61 to 90 days	7,041	0.3	16,619	0.9
From 91 to 180 days	13,466	0.6	6,597	0.3
From 181 to 360 days	13,497	0.6	5,834	0.3
Over 360 days	99,193	4.4	89,103	4.6

	2,232,856	100.0	1,924,725	100.0

(c)        Provision for impairment of trade receivables

	March 31, 2012	December 31, 2011

Balance at the beginning of the year	105,714	98,321

Charge for the period	2,050	12,078
Amounts reversed	(707)	(4,685)

Balance at the end of the year / period	107,057	105,714

The additions and recovery of accrued receivables were included in "Selling expenses" in the consolidated income statement.

The maximum exposure to credit risk at the reporting date is the carrying value of each type of receivable mentioned above.

Based on the types of receivables and the related risk, management understands that there is only one class of receivables.

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

7.            Taxes recoverable

	March 31, 2012	December 31, 2011

State Value Added Tax (ICMS)	25,552	25,552
Taxes recoverable	30,418	25,140
Tax on Industrialized Products (PIS) and Social Security Financing Contribution (COFINS) (i)	199,843	362,509
Income tax withheld (Imposto de renda retido na fonte – IRRF)	6,617	18,365
Other	10,624	5,386
	273,054	436,952

Provision for impairment - ICMS	(15,944)	(15,944)

	257,110	421,008

(i)            TLA reviewed during the year 2011 criteria used in determining PIS and COFINS credits. During the year ended December 31, 2011 R$ 599 million of PIS and COFINS credits were recognized (of which R$ 525 million as a reduction of Operating costs- Fuel, R$ 34 million as a reduction of Finance costs and R$ 40 million as a reduction of Operating costs-Take-off, landing and navigation aid charges) as result of the change in a estimate with respect to international passenger revenue. Considering its assessment of the tax rules and the legal opinions from independent tax advisors the subsidiary recognized the PIS and COFINS credit over purchases considering the relationship between revenue subject to the cumulative and to the non-cumulative regime.  Management has finalized during the third quarter of 2011 such revision and no further amounts are expected to be recognized with respect to this matter in future periods.

8.            Related parties

(a)       Parent company

(i)                   Balances

		March 31, 2012

	BTG Pactual	TLA	Total
Current assets
Cash and cash equivalent	161		161
Dividends receivable		124,927	124,927

Non current assets
Intercompany loans		4,425	4,425

Non current liabilities
Related parties		20,613	20,613

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

			December 31, 2011

	BTG Pactual	Multiplus	TLA	Total
Current assets
Cash and cash equivalent	175			175
Dividends receivable		47,800	124,927	172,727

Non current assets
Intercompany loans			4,425	4,425

Non current liabilities
Related parties			20,528	20,528

(b)       Consolidated

(i)                   Balances

	March 31, 2012	December 31, 2011
BTG Pactual
Current assets
Cash and cash equivalents	152,424	102,390
Deriviative financial instruments	7,833	4,850

Non-current assets
Deriviative financial instruments	703	454

Current liabilities
Deriviative financial instruments	3,590	8,276

Non-current liabilities
Deriviative financial instruments	1,692	7,779

Equity
Cash flow hedge	(3,058)	(14,639)

(ii)                 Transactions

	March 31, 2012	March 31, 2011
Finance results
BTG Pactual
Finance income	13,802	107
Finance expense	(12,405)	(1,601)

BTG Pactual is considered a related party since one member of the Board of Directors of TAM has an interest in and is the CEO of BTG Pactual.

On May 11, 2007, TLA and TAM Marília agreed to share the use of a hangar located at Congonhas airport São Paulo, for a period of 10 years. TLA paid R$ 15,500 upfront to TAM Marília and is entitled to use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by the use of such a location in TAM's cargo activities. The amount recognized in the income statement for the period ended March 31, 2012 amounted to R$ 1,550 (March 31, 2011- R$ 1,550).

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(c)        Key management compensation

The key management personnel of TAM include the members of the Board of Directors, the president, vice presidents and statutory directors. Their remuneration was as follows:

	March 31, 2012	March 31, 2011

Salaries	12,663	4,893
Board of Executive Officers fee	402	348
Share-based payment	3,709	4,069

	16,774	9,310

9.            Derivative financial instruments - consolidated

	March 31, 2012	December 31, 2011
Assets
West Texas Intermediate crude oil derivatives
Seagulls	16,761	13,858
Collar	41,762	19,449

	58,523	33,307

Foreign currency derivatives
Collar	10,381	2,542

	68,904	35,849

Current	(49,037)	(27,222)

Non-current	19,867	8,627

Liabilities
West Texas Intermediate crude oil derivatives
Seagulls		1,789
Collar		20,419
		22,208
Foreign currency derivatives
Swaps
Collar	19,009	48,965

	19,009	71,173

Current	(9,515)	(27,238)

Non-current	9,494	43,935

The derivative financial instruments included above are described in Note 3.1.1 (c).

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

10.          Investments in subsidiaries

(a)        Balance breakdown – parent company

	TLA	TAM Airlines	TP	Multiplus	MRO	Corsair	Total

As at December 31, 2011	1,465,487	31,003	(600)	189,535		191	1,685,616

Equity share of results of investments in subsidiaries	61,584	7,351	(280)	45,044			113,699
Paid in capital – TAM MRO					10		10
Hedge Accounting, net of tax				16,519			16,519
Stock option plan	2,068			1,641			3,709
Exchange variation on foreign subsidiary		(697)					(697)
Dividends proposed				(140,978)			(140,978)

As at March 31, 2012	1,529,139	37,657	(880)	111,761	10	191	1,677,878

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(b)       Information on subsidiaries

	TLA		TAM Airlines		TP
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011

Capital	897,122	897,122	46,183	46,183	30	30
Number of shares – total common	2,064,602	2,064,602	87,653	87,653	30,100	30,100
Held common	2,064,602	2,064,602	83,253	83,253	30,100	30,100

Ownership %
In total capital	100.00	100.00	94.98	94.98	100.00	100.00
In voting capital	100.00	100.00	94.98	94.98	100.00	100.00

Equity (shareholder’s deficit)	1,529,139	1,465,487	39,658	32,642	(880)	(600)
Carrying value adjustment	1,529,139	1,465,487	37,657	31,003	(880)	(600)

	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011

Profit (loss) for the quarter	61,584	98,891	7,740	4,843	(280)	151
Equity share of results of investees	61,584	98,891	7,351	4,600	(280)	151

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

	Multiplus		Corsair		Pantanal (*)	MRO (**)	Total
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011	December 31, 2011	March 31, 2012	March 31, 2012	December 31, 2011

Capital	70,400	70,400	191	191		10
Number of shares – total common	161,371,285	161,371,285	1,000	1,000		10,000
Held common	118,026,958	118,026,958	1,000	1,000		10,000

Ownership %
In total capital	73.14	73.14	100.00	100.00		100.00
In voting capital	73.14	73.14	100.00	100.00		100.00

Equity (shareholder’s deficit)	152,802	259,140	191	191		10
Carrying value adjustment	111,761	189,535	191	191		10	1,677,878	1,685,616

	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011	March 31, 2011	March 31, 2012	March 31, 2012	March 31, 2011

Profit (loss) for the quarter	61,586	70,887			(15,353)		130,630	159,519
Equity share of results of investees	45,044	51,867			(15,353)		113,699	140,156

(*) On December 29, 2011, Pantanal has been merged with the subsidiary TLA.

(**) Incorporated at February 2012.

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

The main captions of the consolidated financial statements of TAM Linhas Aéreas S.A., included in the consolidated financial statements of TAM S.A., are:

(a)     As at March 31, 2012:

	TLA	Multiplus	TAM Airlines

Asset	14,058,184	1,181,671	72,977

Liability	12,259,045	1,028,869	33,323

Equity	1,529,139	152,802	39,658

Revenue	3,134,524	347,124	60,543

Profit for the quarter ended at March 31, 2012	61,584	61,586	7,740

(b)     As at December 31, 2011:

	TLA	Multiplus	TAM Airlines

Asset	14,344,822	1,308,434	74,482

Liability	12,879,337	1,049,297	41,835

Equity	1,465,485	259,138	32,647

Revenue	12,718,866	1,246,812	189,339

Profit for the ended at March 31, 2011	98,891	70,887	4,843

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

11.          Property, plant and equipment – consolidated

	Flight equipment (i)	Land and buildings	Computer equipment	Machinery and equipment	Construction in progress	Pre-delivery payments (ii)	Other (iii)	Total

As at December 31, 2010	7,800,448	209,671	31,731	66,256	16,121	476,514	111,109	8,711,850

Transfers of pre-delivery payments (iv)						(16,335)		(16,335)
Additions	165,391	3,095	9,866	898	76	136,265	2,925	318,516
Transfers	16,282	2,920	(1,640)	(101)	(5,511)	(3,412)	(8,538)
Disposals/write-offs	(2,029)			(3)			(15)	(2,047)
Capitalized interest /other						2,623		2,623
Others		(45)	(9)	(4)			17	(41)
Depreciation	(137,999)	(1,452)	(4,201)	(2,883)			(4,602)	(151,137)

As at March 31, 2011	7,842,093	214,189	35,747	64,163	10,686	595,655	100,896	8,863,429

Cost	10,901,913	260,542	160,882	136,663	10,686	595,655	208,527	12,274,868
Accumulated depreciation	(3,059,820)	(46,353)	(125,135)	(72,500)			(107,631)	(3,411,439)

As at March 31, 2011	7,842,093	214,189	35,747	64,163	10,686	595,655	100,896	8,863,429

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

	Flight equipment (i)	Land and buildings	Computer equipment	Machinery and equipment	Construction in progress	Pre-delivery payments (ii)	Other (iii)	Total

As at December 31, 2011	8,047,625	209,709	38,234	60,518	33,661	832,350	95,854	9,317,951

Rembursement of pre-delivery payments (iv)						(12,570)		(12,570)
Additions	141,729		2,257	3,281	2,236	80,340	5,519	235,362
Transfers/ Reclassification	(90)		(328)	198			1,469	1,249	(v)
Disposals/write-offs	(5,112)		(49)	(153)			(9)	(5,323)
Capitalized interest						4,674		4,674
Other		(17)	(13)	(6)			(8)	(44)
Depreciation	(156,086)	(1,548)	(3,973)	(2,570)			(4,500)	(168,677)

As at March 31, 2012	8,028,066	208,144	36,128	61,268	35,897	904,794	98,325	9,372,622

Cost	11,689,253	260,751	177,654	144,821	35,897	904,794	224,122	13,437,292
Accumulated depreciation	(3,661,187)	(52,607)	(141,526)	(83,553)			(125,797)	(4,064,670)

As at March 31, 2012	8,028,066	208,144	36,128	61,268	35,897	904,794	98,325	9,372,622

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

The estimated useful life used for calculation of depreciation is as follows:

Years
Flight equipment - Aircraft	6 - 25
Flight equipment - Engines	10
Overhaul	4 - 6
Buildings	25
Machinery and equipment	10
Computers	5

(i)   Includes aircrafts, engines and spare parts. Aircrafts includes aircrafts leased under finance leases, in accordance with to CPC 6/ IAS 17. As of March 31, 2012 TAM has 85  aircraft under finance leases (December 31, 2011 – 84 aircraft).

During the period ended March 31, 2012, the subsidiary TLA received one aircraft classified as finance lease.

(ii)     Amounts disbursed under the aircraft acquisition program are recorded as advances, since upon the disbursement the form of lease agreement that will be used is not yet defined. The Company's past experience shows that the refund by manufactures of prepaid amounts upon the delivery of the aircraft acquired under leases is probable.

(iii)    Basically furniture and vehicles.

(iv)    Transfers of pre-delivery payments occur when the aircrafts are delivered and amounts are either returned to TAM or capitalized within flight equipment as “Additions”.

(v)     Transfers in total correspond to items classified as intangible assets transferred to property, plant and equipment.

On March 31, 2012, properties and improvements of TLA have pledged as collateral for loans in the total amount of R$ 110,499  (December 31, 2011 – R$ 110,499).

Other than aircrafts, there are no significant amounts of property, plant and equipment outside of Brazil. Aircrafts are based in Brazil but fly both domestically and internationally.

The depreciation expense is recorded in the consolidated income statement within operating expenses as follows:

	March 31, 2012	March 31, 2011

Cost of services rendered	159,540	141,213
Selling expenses	459	353
General and administrative expenses	8,678	9,571

	168,677	151,137

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

12.          Financial liabilities

The carrying value of financial liabilities, all of which are measured at amortized cost, and their corresponding fair values are shown in the following table:

				Parent company
		Fair value		Carrying value
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Current
Debentures (Note 12.4)	169,534	173,922	169,181	174,650

	169,534	173,922	169,181	174,650

			Consolidated
		Fair value	Carrying value
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011

Current
Finance lease obligations (Note 12.1)	690,119	707,696	690,119	707,696
Senior notes (Note 12.2)	49,436	33,355	47,259	32,004
Borrowings (Note 12.3)	990,656	912,668	1,003,631	947,110
Debentures (Note 12.4)	288,177	319,009	280,742	311,190

	2,018,388	1,972,728	2,021,751	1,998,000

Non-current
Finance lease obligations (Note 12.1)	4,394,994	4,622,142	4,394,995	4,622,143
Senior notes (Note 12.2)	2,086,931	2,100,761	1,980,787	2,038,214
Borrowings (Note 12.3)	16,185	9,643	16,439	10,046
Debentures (Note 12.4)	474,801	527,319	446,457	496,253

	6,972,911	7,259,865	6,838,678	7,166,656

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

12.1         Finance lease obligations

	Monthly payments expiring	March 31, 2012	December 31, 2011
Local currency
IT equipment	2014	24,252	33,168

Foreign currency – US$
Aircrafts	2024	4,848,996	5,070,135
Engines	2021	207,730	222,363
Machinery and equipment	2014	4,136	4,173

		5,085,114	5,329,839

Current		(690,119)	(707,696)

Non-current		4,394,995	4,622,143

TAM has provided letters of guarantee and deposits in guarantee with respect to finance leases.

The minimum payments under finance leases are classified:

Year	March 31, 2012	December 31, 2011

No later than one year	889,750	816,750
Later than one year and no later than five years	2,405,189	3,178,009
Later than five years	2,373,638	1,865,986
Effect of discounting	(583,463)	(530,906)

	5,085,114	5,329,839

At March 31, 2012, the Company through its subsidiaries TLA and TAM Airlines, has 85  aircraft (December 31, 2011 – 84 aircraft) under finance leases.

               12.2         Senior notes

	March 31, 2012	December 31, 2011

TAM Capital, Inc. (i)	557,724	563,468
TAM Capital 2, Inc. (ii)	545,903	575,045
TAM Capital 3, Inc. (iii)	924,419	931,705

	2,028,046	2,070,218

Current	(47,259)	(32,004)

Non-current	1,980,787	2,038,214

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(i)                  On April 25, 2007, TAM Capital Inc. concluded the offering of 3,000 senior notes, with a nominal value of US$ 100 thousand each, in the total amount of US$ 300 million (equivalent to R$ 710.4 million using the exchange rate as of the date of the transaction), incurring debt issuance costs of R$ 13.7 million, carrying interest at 7.375% p.a. (resulting in an effective interest rate of 7.70%). Interest is payable semiannually and with principal payable in a bullet payment, in 2017. The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM. The Company registered the notes with the United States Securities and Exchange Commission (“SEC”) on October 30, 2007.

(ii)           On October 22, 2009, TAM Capital 2 Inc. concluded the offering of 3,000 senior notes, with nominal value of US$ 100 thousand each, in the total amount of US$ 300 million (equivalent to R$ 523.2 million using the exchange rate as of the date of the transaction), carrying interest at 9.5% p.a. (resulting in an effective interest rate of 9.75%). The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM and with the SEC. TAM Capital 2 has the option to early redeem the Senior Notes at any time prior to January 29, 2015. In the event of early prepayment, a redemption price must be paid. Management has concluded that the redemption price compensates the lender for loss of interest and, as such the redemption option is considered clearly and closely related to the Senior Notes.

(iii)          On June 3, 2011, TAM Capital 3 Inc. concluded the offering of 5,000 senior notes, with nominal value of US$ 100 thousand each, in the total amount of US$ 500 million (equivalent to R$ 787.2 million using the exchange rate as of the date of the transaction), incurring debt issuance costs of R$ 10.1 million, carrying interest at 8.375% p.a. (resulting in an effective interest rate of 8.570% p.a.) payable semi-annually from December 2011 with the principal payable in full on June 2021. The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM and with the SEC. TAM , the senior notes at any time prior to June 3, 2016. In the event of early prepayment, a redemption price must be paid. Management has concluded that the redemption price compensates the lender for loss of interest and, as such the redemption option is considered  clearly and closely related to the Senior Notes.

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

12.3.      Borrowings

(a)       Balance composition

	Guarantees	Interest rate (effective rates for 2012 and 2011)	Payment term and the year of last payment	March 31, 2012	December 31, 2011
Local currency
FINEM –Sub credit B	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a. (12.2% p.a. 10.5% p.a.)	Monthly until 2012		174
Others (i)			Monthly until 2014	4,295	2,699

Foreign currency				4,295	2,873
FINIMP (ii)	Promissory notes from a minimum of US$ 647 thousand to a maximum at US$ 23,100 thousand	LIBOR +0.90% p.a. to 5.19% p.a.	Annually until March, 2013	741,448	712,803
International Finance Corporation – IFC (Working capital) (iii)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR + 3.5% p.a.	Half-yearly until 2012	2,626	2,688
Leasing renegotiation (iv)	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	8,951	9,386
Financing – Pre-delivery payment (v)	Unconditional guarantee	Monthly LIBOR + 0.6% p.a. (0.3% p,a and 2.6% p.a)	Monthly until 2012	261,204	227,164
Other (vi)				1,546	2,242
				1,015,775	954,283

				1,020,070	957,156

			Current	(1,003,631)	(947,110)

			Non-current	16,439	10,046

FINIMP – Import Financing, FINEM – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit rate.

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

Non-current maturities are as follows:

Year	March 31, 2012	December 31, 2011

Later than one year and no later than three years	10,334	3,783
Later than three years	6,105	6,263

	16,439	10,046

(b)         Description of the loans and financings:

(i)                  TAM signed financing agreements for the acquisition of machines and equipment. The transaction have maturities through 2014, with Itaú Unibanco and Safra.

(ii)                 TAM obtained loans of the FINIMP-type, to finance imports of aircraft parts. Among currently active transactions, loans from banks Safra, Banco do Brasil, Itaú and Citibank have maturities through March 2013.

(iii)                On December 16, 2005, TLA entered into a loan agreement with the International Finance Corporation (IFC) to finance up to US$ 33 million of PDP (pre-delivery payment) for a Airbus aircraft.

(iv)                Debt resulting from, renegotiation of a contact for airplanes and parts from TAM and Fokker Aircraft BV entered into in June 25, 1982.

(v)                 TLA and TAM Financial 3, entered into a loan agreement in 2011  with Natixis and  Crédit Agricole to finance up to US$ 100.0 million of PDP (pre-delivery payment) with respect to Airbus aircraft.

(vi)               Contract for acquisition of IT equipment software and related services

12.4        Debentures

	Parent company			Consolidated
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011

TAM S.A. (i)	169,181	174,650	169,181	174,650
TAM Linhas Aéreas S.A. (ii)			558,018	632,793

	169,181	174,650	727,199	807,443

Current	(169,181)	(174,650)	(280,742)	(311,190)

Non-current			446,457	496,253

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

Non-current maturities are as follows:

Year	March 31, 2012	December 31, 2011

Later than one year and no later than three years	247,750	297,546
Later than three years	198,707	198,707

	446,457	496,253

(i)          TAM S.A.

On July 7, 2006 the Board of Directors approved the issuance for public distribution of simple, nonconvertible and unsecured debentures, with no preference but with a guarantee provided by the subsidiary TLA.

On August 1, 2006, TAM S.A. concluded the offering of 50,000 simple debentures in a single series, with a nominal value of R$ 10 each, totaling an amount of R$ 500,000, incurring debt issue costs of R$ 1,906. The debentures expire in six (6) years. Principal is repayable in 3 annual payments, the first installment was paid on August 1, 2010.

Interest is payable on a semiannual basis, at a rate equivalent to 104.5% of the CDI (effective interest rate at the date of issuance of 15.38%) calculated and published by CETIP (the custodian and liquidation agent). At March 31, 2012 the effective interest rate was 11.90% (December 31, 2011 – 12.12%).

The debenture indenture provides for the compliance with certain covenants based on financial ratios calculated based on Brazilian accounting practices in effect up to 2007. With the application of the new accounting practices defined by IFRS, especially the one that requires the recognition in the Company's financial statements of finance lease agreements, the coverage ratio of the company's debt has increased. It should be noted that this ratio was breached in the fiscal year ended December 31, 2010, failing to reach the limit now agreed. In this sense these debentures would be subject to early maturity, although this not automatic as this is subject to the completion and approval at a General Meeting of Debenture holders. Due to the issuer's failure to comply with a debt coverage ratio of at least 130%, a debenture holders’ meeting was held on February 7, 2011. The issuer proposed authorizing the trustee not to proceed with the accelerated maturity and this proposal was approved solely for the year ended December 31, 2010. In connection with this waiver of accelerated maturity, the issuer agreed to pay a waiver award to debenture holders, equivalent to 1.70% of the unit price at the payment date. This waiver award was paid on March 1, 2011. Therefore, at the Company's balance sheet reporting date, it is not in default of its obligations under the indenture for these debentures. Additionally, the Company evaluated its other financing agreements, including leases, and concluded that there is no other funding that should be reclassified as current liabilities. In compliance with the IFRS, the Company reclassified as of December 31, 2010 the long-term portion with maturity scheduled for 2012 to current, in the amount of R$ 166,376.

At the debenture holders’ meeting on December 22, 2011, the issuer’s proposal for authorizing the trustee not to decree the accelerated maturity was approved, for the year ended December 31, 2011, in the event of the issuer not complying with the debt coverage ratio.  As a result of the approval the Company paid on December 28, 2011 the total of R$ 1,572, equivalent to 0,9% of nominal value fixed by the date of payment. Therefore, at the balance sheet date on December 31, 2011 the Company is in compliance to its obligations agreed in the indenture of debentures.

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

At the debenture holders’ meeting on March 29, 2012 the issuer proposal was approved to amend the Deed of Debentures, for inclusion of conditions of Early Redemption of Debentures by Total Par Value plus the Remuneration calculated between the date of final payment until the date of such redemption. It was also approved the payment of the premium of 0.05% on the Unit Par Value plus the Remuneration calculated between the date of final payment until the date of such redemption, The Early Total Redemption occurred on April 4, 2012 (Note 25).

(ii)           TAM Linhas Aéreas S.A.

On July 16, 2009 the Board of Directors approved the issuance for public distribution of simple and nonconvertible debentures, with a guarantee provided by TAM S.A.

On July 24, 2009 TAM Linhas Aéreas S.A. concluded the offering of 600 simple debentures in a single series, with a nominal value of R$ 1,000 each for a total amount of R$ 600,000 and debt issue costs of R$ 7,631. On July 22, 2010 the Extraordinary Shareholders Meeting approved the change in the maturity dates. The final maturity was changed from July 24, 2013 to July 24, 2017, the principal repayments were changed from quarterly payments to semi-annual payments. The first repayment of principal occurred on January 24, 2012 in the amount of R$ 50,000. The cost of this renegotiation was R$ 3,000.

Payment of interest has been modified from monthly payments to semiannual payments, at a rate equivalent to 124% of the CDI (interest rate at the date of issuance of 13.25%), calculated and published by CETIP (the custodian and liquidation agent). The effective interest rate was 14.12% p.a. at March 31, 2012 (December 31, 2011 – 14.38%).

The Company may exercise early redemption at any time, at its discretion, by sending or publishing a notice to debenture holders 10 days in advance. The early redemption can be total or partial. The debentures subject to this procedure are mandatorily canceled. Management has concluded that the amount payable upon early redemption is approximately equal to the amortized cost of the debentures and, as such, the redemption option is considered clearly and closely related to the debentures.

13.          Deferred income - consolidated

	March 31, 2012	December 31, 2011

Advance ticket sales	660,331	624,923
TAM loyalty program	842,909	794,297
Deferred income TAM Viagens	12,451	10,126
Sale and leaseback – deferred gains/losses (i)	61,849	70,528
Sale and leaseback – deferred losses (ii)	(19,988)	(19,906)
Deferred revenue – services contracts (iii)	196,567	199,890

	1,754,119	1,679,858

Current	(1,558,077)	(1,472,055)

Non-current	196,042	207,803

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(i)                   The deferred gains on sale and leaseback transactions relate to sales of aircrafts in 2001 and 2003. The gains are being recognized in the income statement on a straight-line basis through to 2014. On March 4, 2011, the Company entered into a sale and leaseback related to one engine. The gain from this transaction was R$ 4,832 and is being amortized on a straight-line basis through to 2015.

(ii)                 On December 16, 2011, the subsidiary TLA entered into four sale and leaseback transactions related to aircraft finance leases. The operations generated a loss of R$ 20,130 which was deferred after the impairment testing of these aircrafts, as required by paragraph 64 of the CPC 6/IAS 17. The loss will be amortized on the straight-line basis until 2015.

(iii)                On December 29, 2011, the subsidiary TLA signed a commercial partnership with Bank Itaucard S.A. (“Itaucard”) in order to offer, distribute and market through distribution channels or by any other means, the Itaucard credit card to TAM customers’ nationwide for a period of 15 years from the inception of the transaction. Itaucard advanced the total amount of the contract (R$ 200 thousand), which was deferred and recognized in the statement of operations in a straight-line basis.

14.          Provisions - consolidated

(a)      Changes in the reserve for contingencies

Management of the Company and its subsidiaries recorded provisions for contingencies in all cases where loss by the Company is deemed probable based on advice provided by the Company’s internal and external legal counsel. As at March 31, 2012 and December 31, 2011 the amount of provisions and the corresponding judicial deposits recognized were as follows:

	December 31, 2011	Additional Provisions (Deposits)	Payments	Financial charges	March 31, 2012

Airline staff fund (i)	225,463	9,242		4,115	238,820
Labor contingencies	21,444	3,383	(4,685)		20,142
Civil litigation	107,637	21,088	(19,848)		108,877
Other tax contingencies	64,496	353	(288)	297	64,858
Total	419,040	34,066	(24,821)	4,412	432,697

(-)Judicial deposits	(147,921)	(2,759)	15	(6,977)	(157,642)

Total	271,119	31,307	(24,806)	(2,265)	275,055

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

	December 31, 2010	Additional Provisions (Deposits)	(Reversals)	Financial charges	March 31, 2011

Airline staff fund (i)	174,226	8,664		3,455	186,345
Labor contingencies	20,930		(230)	2,681	23,381
Civil litigation	86,271			1,618	87,889
Other tax contingencies	48,131	3,956	(16)	316	52,387
Total	329,558	12,620	(246)	8,070	350,002

(-) Judicial deposits	(125,287)	(18,923)	16		(144,194)

Total	204,271	(6,303)	(230)	8,070	205,808

(i)                  Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

(b)     Possible contingencies

The Company and its subsidiaries are also parties to tax, labor and civil lawsuits, involving risks of loss that management, based on the assessment made by its legal counsel, classified as possible and, therefore, no provision a was required. The estimated amounts are as follows:

	March 31, 2012	December 31, 2011
Tax contingencies
ICMS (State Value Added Tax)	448,414	436,081
IRPJ and CSLL (Income taxes)	168,111	151,802
Special customs regime for temporary	102,644	102,644
Others	339,157	339,067
	1,058,326	1,029,594
Civil litigation	60,817	65,876
Labor contingencies	434,379	426,639

	1,553,522	1,522,109

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

15.          Deferred income tax and social contribution

Deferred income tax and social contribution assets and liabilities are offset when there is a legal right of offsetting tax credits against taxes payable and provided that they refer to the same tax authority.

The movement in deferred income tax and social contribution assets and liabilities during the period ended March 31, 2012, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	Parent company
Deferred income tax and social contribution	December 31, 2011	Charged/(credited) to the income statement	March 31, 2012

Income tax loss carry forwards	19,192	1,974	21,166
Social contribution carry forwards	8,138	710	8,848

Temporary differences:
Provision for contingencies	1,812	563	2,375
Others	833	(380)	453

Total deferred income tax and social contribution asset	29,975	2,867	32,842

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

	Parent company
Deferred income tax and social contribution	December 31, 2010	Charged/(credited) to the income statement	March 31, 2011

Income tax loss carry forwards	8,812	5,056	13,868
Social contribution carry forwards	4,401	1,820	6,221

Temporary differences:
Provision for contingencies	1,642	33	1,675
Others	676	(419)	257

Total deferred income tax and social contribution asset	15,531	6,490	22,021

	March 31, 2012	December 31, 2011

Deferred income tax and social contribution expected to be recovered within 12 months - Netted	13,696	13,696
Deferred income tax and social contribution expected to be recovered within more than 12 months – Netted	19,146	16,279

	32,842	29,975

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

				Consolidated
Deferred income tax and social contribution	December 31, 2011	Charged/(credited) to the income statement	Charged/(credited) to the equity	March 31, 2012

Income tax loss carry forwards	46,158	7,394		53,552
Social contribution carry forwards	18,142	3,877		22,019
Temporary differences:
Provision for derivative losses / gains	14,176	(19,039)	(10,239)	(15,102)
Provision for derivatives not realized in income	(571)		(1,395)	(1,966)
Provision for Contingencies	123,205	4,185		127,390
Allowance for losses on inventory and receivable accounts	44,333	181		44,514
Deferred income from sale leaseback transaction	12,031	(2,837)		9,194
Loyalty program	(13)			(13)
Finance leases	(210,288)	(43,376)		(253,664)
Other	39,060	(11,962)		27,098
Property, plant and equipment	(44,660)	199		(44,461)
Deferred income tax and social contribution liability – intangible assets on acquisition of Pantanal	(38,262)			(38,262)

Total	3,311	(61,378)	(11,634)	(66,314)

Deferred income tax and social contribution asset	48,517	1,935	(11,634)	42,205
Deferred income tax and social contribution liability	(45,206)	(63,313)		(108,519)

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

			Consolidated
Deferred income tax and social contribution	December 31, 2010	Charged/(credited) to the income statement	March 31, 2011

Income tax loss carry forwards	62,288	4,766	67,054
Social contribution carry forwards	22,548	2,576	25,124
Temporary differences:
Provision for derivative losses / gains
Provision for derivatives not realized in income	6,096	(20,080)	(13,984)
Provision for Contingencies	94,008	8,512	102,520
Allowance for losses on inventory and receivable accounts	39,165	(1,444)	37,721
Deferred income from sale leaseback transaction	28,312	(1,084)	27,228
Loyalty program	66,008	(27,749)	38,259
Finance leases	(432,885)	(5,399)	(438,284)
Other	48,796	(24,158)	24,638
Property, plant and equipment	(45,514)	74	(45,440)

Total	(111,178)	(63,986)	(175,164)

	March 31, 2012	December 31, 2011

Deferred income tax and social contribution expected to be recovered within 12 months - Netted	69,718	69,718
Deferred income tax and social contribution expected to be recovered within more than 12 months – Netted	(139,419)	(66,407)

	(69,701)	3,311

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

Deferred tax assets resulting from income tax and social contribution losses and temporary differences are recognized to the extent that the realization of the related tax benefit through the future taxable profits is probable. Tax loss carryforwards in Brazil do not expire.

At March 31, 2012, there were unrecognized deferred tax assets relating to the tax losses of foreign subsidiaries in the amount of R$ 172,220 (December 31, 2011 – R$ 161,065).

Income tax and social contribution expense

	Parent company		Consolidated
	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011

Current tax			(32,735)	(38,478)
Deferred tax	2,867	6,490	(61,378)	(63,986)

	2,867	6,490	(94,113)	(102,464)

The tax on TAM's profit before taxes differs from the theoretical amount that would arise using the tax rate applicable to TAM, TLA and its Brazilian subsidiaries as follows:

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

	Parent company		Consolidated
	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011

Profit / (loss) before income tax and social contribution	98,014	122,330	211,924	250,546
Tax calculated at Brazilian tax rates applicable to profits	34%	34%	34%	34%

Taxes calculated at statutory rates	(33,325)	(41,592)	(72,054)	(85,186)

Tax effects of permanent differences:
Equity in the results of investees	38,658	47,654
Non deductible expenses	(10)		(11,166)	(7,119)
Unrecognized tax credits on tax losses of Pantanal				(9,456)
Unrecognized (deferred tax asset on losses of subsidiaries outside Brazil) / deferred tax liability on profits of subsidiaries outside Brazil			(6,295)	(2,778)
Tax credits related to social contribution on taxes with suspended payment				(1,104)
Non-deductible share-based compensation				(1,384)
Other	(2,456)	428	(4,598)	4,563

Income tax and social contribution tax charge (credit)	2,867	6,490	(94,113)	(102,464)

Effective rate %	2.9	5.3	44.4	40.9

The years from 2005 to 2012 are open to review by Brazilian tax authorities.

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

16.          Capital reserve

(a)     Treasury shares

The movement of treasury shares during the three months ended March 31, 2012 is presented below.

	Quantity of shares	Thousand of R$	Average price per share - Reais

As at December 31, 2010	212,580	(6,008)	28.26

Resale of treasury shares	(156,901)	4,434	28.26

As at March 31, 2011	55,679	(1,574)	28.26

As at December 31, 2011	80,255	(2,559)	31.89

Resale of treasury shares	(53,104)	1,693	31.89

As at March 31, 2012	27,151	(866)	31.89

The market value of shares based on the closing quote in the São Paulo stock exchange at March 31, 2012, is R$ 45.50 (December 31, 2011 – R$ 35.67).

17.          Revenue

TAM had no major customers which represented more than 10% of revenue in any of the periods presented. The Company utilizes its gross revenue information by type of service rendered and by region, as follows:

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(a)                    By type of service rendered

	March 31, 2012%		March 31, 2011%		Period – Variation (%)

Domestic
Passenger	1,523,443	45.3	1,511,198	47.7	0.8
Cargo	128,687	3.8	117,746	3.7	9.3

	1,652,130	49.1	1,628,944	51.4	1.4

International
Passenger	1,078,658	32.1	861,618	27.2	25.2
Cargo	79,940	2.4	137,400	4.3	(41.8)

	1,158,598	34.5	999,018	31.5	16.0

Other
Loyalty Program (TAM)			103,299	3.3	(100.0)
Loyalty Program (Multiplus)	239,230	7.1	227,011	8.3	5.4
Travel and tourism agencies	20,064	0.6	14,314	0.5	40.2
Others (includes expired tickets)	291,601	8.7	198,213	5.0	47.1

	550,895	16.4	542,837	17.1	1.5

Total gross	3,361,623	100.0	3,170,799	100.0	6.0

Sales taxes and other deductions	(133,127)		(128,270)

Revenue	3,228,496		3,042,529

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(b)                    By geographical location of the Company’s destinations

	March 31, 2012%		March 31, 2011%		Period – Variation (%)

Brasil	2,203,025	65.5	2,171,781	68.5	1.4
Europe	413,260	12.3	448,972	14.2	-7.9
North America	559,886	16.7	349,956	11.0	60.0
South America (excluding Brazil)	185,452	5.5	200,090	6.3	-7.3

Total gross	3,361,623	100.0	3,170,799	100.0	6.0

Sales taxes and other deductions	(133,127)		(128,270)

Revenue	3,228,496		3,042,529

(c)                 Seasonality

The following table presents our revenue in the first quarter of 2012 and 2011 as a percentage of annual revenue for the year ended December 31, 2011.

	% of 2011 net revenue
	2012	2011

First quarter	24.8	26.7

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

18.          Costs and operating expenses by nature - consolidated

			March 31, 2012
	Cost of services rendered	Sales	General and administrative	Total	%

Personnel	571,053	67,271	59,694	698,018	21.5
Board of Executive Officers fee			402	402	0.0
Fuel	1,266,596			1,266,596	38.9
Depreciation and amortization	159,681	1,931	33,596	195,208	6.0
Maintenance and repairs (excluding personnel)	139,134			139,134	4.3
Aircraft insurance	9,771			9,771	0.3
Take-off, landing and navigation aid charges	198,736			198,736	6.1
Leasing of aircraft, engines and equipment under operating leases	117,658	2,767	5,991	126,416	3.9
Third party services	53,358	82,830	88,183	224,371	6.9
Marketing and related expenses		157,438		157,438	4.8
Other	97,534	46,398	91,924	235,856	7.3

	2,613,521	358,635	279,790	3,251,946	100.0

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

			March 31, 2011
	Cost of services rendered	Sales	General and administrative	Total	%

Personnel	550,368	63,019	62,225	675,612	23.0
Board of Executive Officers fee			348	348	0.0
Fuel	1,057,252			1,057,252	36.1
Depreciation and amortization	141,212	353	28,384	169,949	5.8
Maintenance and repairs (excluding personnel)	173,946			173,946	5.9
Aircraft insurance	11,930			11,930	0.4
Take-off, landing and navigation aid charges	164,010			164,010	5.6
Leasing of aircraft, engines and equipment under operating leases	94,289	1,791	4,249	100,329	3.4
Third party services	47,332	70,082	69,258	186,672	6.4
Marketing and related expenses		237,599		237,599	8.1
Other	73,567	31,261	49,834	154,662	5.3

	2,313,906	404,105	214,298	2,932,309	100.0

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

19.          Employee benefits - consolidated

Personnel costs (presented under Personnel and Board of Executive Officers fee in Note 18) are composed of the following amounts:

	March 31, 2012	March 31, 2011

Salaries and bonuses	547,524	567,314
Defined contribution pension plan	6,966	8,218
Share based payments	4,311	4,069
Taxes and social contributions	139,619	96,359

	698,420	675,960

19.1.      Share-based payments

(a) TAM Linhas Aéreas

The Extraordinary Stockholders’ Meeting held on May 16, 2005 authorized that the Board of Directors may grant stock options to employees up to 2% of outstanding shares.

These transactions can be summarized as follows:

	Number of stock options outstanding	Weighted average exercise price - R$

As at December 31, 2010	2,209,115	34.18

Exercised	(156,901)	19.70
Unvested options forfeited	(5,480)	51.48

As at March 31, 2011	2,046,734	37.12

As at December 31, 2011	1,834,499	38.89

Exercised	(53,104)	20.47
Unvested options forfeited	(1,155)	51.29

As at March 31, 2012	1,780,240	39.66

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the Company at that time. The options have a contractual term of seven years.

The options contain a "service condition" as vesting and exercisability of the options depends only on the rendering of a defined period of services by the employee. Dismissed employees have the obligation to satisfy certain conditions in order to maintain their options rights. The options are valued using the Black-Scholes option pricing model. The following table shows details of the various option grants, together with the variables used in valuing the options granted:

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

	1st grant	2nd grant	3rd grant	4th grant	1st special grant	3rd special grant	4th special grant	Total or weighted average

Date of grant	12/28/2005	11/30/2006	12/14/2007	05/28/2010	09/27/2007	04/01/2010	11/03/2010
Number of options granted	715,255	239,750	780,311	591,465	230,000	230,000	230,000
Exercise price at grant date	14.40	43.48	39.67	25.11	38.36	24.59	20.53
Risk free interest rate - %	17.93%	13.13%	10.95%	9.38%	10.82%	8.34%	10.69%
Average term	5.5	5.5	5.5	5.5	4.5	4.5	4.5
Expected dividend yield - %	0.00%	0.32%	0.58%	0.55%	0.58%	0.55%	0.55%
Share price volatility - %	34.24%	41.29%	42.30%	51.47%	40.48%	51.32%	52.14%
Market share price at grant date - R$	45.00	61.00	44.03	24.30	50.10	30.31	41.92
Fair value at grant date – R$	39.64	41.11	25.09	13.57	28.28	17.95	29.91

Number of options outstanding (i)	27,152	138,044	439,071	485,973	230,000	230,000	230,000	1,780,240
Number of options exercisable (i)	27,152	138,044	103,921	485,973	230,000	230,000	230,000	1,445,090
Exercise price (adjusted by IGP-M) (i)	20.47	60.16	51.29	28.54	51.11	22.13	23.06
Amount payable upon exercise for exercisable options – As at exercise price on 03/31/2012	555,808	8,304,727	5,330,108	13,869,669	11,755,300	5,089,900	5,303,800
Remaining average term (i)		0.09	1.19	3.63		2.47	3.14

(i) As at March  31, 2012.

Second Special grant forfeited in August 2011.

Share price volatility is determined based on historical share price volatility of the company's quoted shares.

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(b)       Multiplus S.A.

The Extraordinary Stockholders’ Meeting held on October 4, 2010 authorized that the Board of Directors may grant stock options to employees up to 3% of outstanding shares.

These transactions can be summarized as follows:

	Number of stock options outstanding	Weighted average exercise price - R$

As at December 31, 2010	1,660,759	18.07

Unvested options forfeited	(6,196)	29.80

As at March 31, 2011	1,654,563	19.65

As at December 31, 2011	1,577,278	14.64

Exercised
Unvested options forfeited

As at March 31, 2012	1,577,278	14.64

Under the plan, options assigned for regular grants are divided into three equal parts and employees can exercise one third of their options of two, three and four years, respectively if they are still employed by Multiplus at that time. The contractual life of the options is seven years after the grant of option. The 1st extraordinary grant was divided into two equal parts that can be exercised as follows: half of the options after three years, and another half after four years. The 2nd extraordinary grant was also divided into two equal parts that can be exercised after one year and two years, respectively.

The options contain a "service condition" as vesting and exercisability of the options depends only on the rendering of a defined period of services by the employee. Dismissed employees have the obligation to satisfy certain conditions in order to maintain their options rights.

At June 30, 2011, Multiplus fixed the exercise price of R$ 20.00 (twenty reais) per share, for the 2nd extraordinary grant related to the hiring of the current Chief Executive Officer of Multiplus and approved the reduction in the exercise price for all other options previously granted by R$ 3.72 (three reais and seventy-two cents per share) due to the reduction of the capital of Multiplus. The modification of the options granted as result of the reduction in the exercise price resulted in additional compensation (R$ 3,114). Considering that no options were vested as of June 30, 2011 the additional compensation is recognized prospectively through the remaining vesting period of the options.

On October 3, 2011, Multiplus fixed the exercise price of R$ 16.28 (sixteen reais and twenty-eight cents) per share for the 2nd, extraordinary grant described above in order to reflect the effect of the reduction of capital of Multiplus. The modification of the options granted as result of the reduction in the exercise price resulted in additional compensation R$ 312, that will be recognized prospectively through the vesting period of the options.

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

The options are valued using the Black-Scholes option pricing model. The following table shows details of the various option grants, together with the variables used in valuing the options granted. The exercise price is adjusted by the IGP-M (General Price Index), from the award grant date up to the exercise date:

Original assumptions used to calculate the fair value of the grants are as follows in March 31, 2012:

	1st grant	2nd grant	1st extraordinary grant	2nd extraordinary grant	Total or weighted average

Date	10/04/2010	11/08/2010	10/04/2010	10/04/2010
Date of the last modification	06/30/2011	06/30/2011	06/30/2011	06/30/2011
Number of shares	92,195	36,799	1,370,999	77,285	1,577,278
Exercise price at grant date - R$	23.61	27.83	12.28	16.28
Risk free interest rate - %	12.15	12.15	12.15	11.88
Average term (years)	4.63	4.67	4.88	3.25
Expected dividend yield - %	2.60	2.60	2.60	2.59
Share price volatility - %	33.79	33.79	33.79	34.24
Market share price at grant date - R$	26.90	31.55	26.90	26.90
Market share price on the date of the last modification – R$	27.20	27.20	27.20	27.10
Fair value at grant date - R$	11.58	14.06	16.91	10.53
Fair value at Grant date in the date of modification – R$	12.17	10.71	17.35	14.29
Average exercise price adjustment	25.76	30.07	13.40	17.76
Remaining average term	4.25	4.29	4.50	3.00

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

20.          Net finance result

	Parent company		Consolidated
	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011
Finance income
Interest income from financial investments	10,241	5,432	46,429	38,013
Exchange gains		599	1,124,749	209,235
Judicial deposits			6,977
Other	651	471	5,123	5,170

	10,892	6,502	1,183,278	252,418
Finance expenses
Exchange losses			(884,041)	(57,789)
Interest expense (i)	(4,722)	(15,246)	(117,348)	(97,927)
Other	(510)	(449)	(9,295)	(12,148)

	(5,232)	(15,695)	(1,010,684)	(167,864)

Derivatives designated for hedge accounting - Change in time value of the derivative and ineffective portion			8,504

Finance result, net	(5,660)	(9,193)	181,098	84,554

(i)                   The average monthly rate for capitalized interest for the period ended March 31, 2012 was 0.38% (March 31, 2011 – 0.05%).

The Exchange gain recognized at March 31, 2012 with respect to finance lease liabilities amounted R$ 156,402 (March 31, 2011 – net gain of R$ 108,024) and the interest expense on those finance lease liabilities amounted to R$ 26,275 (March 31, 2011 –R$ 25,813).

21.          Earnings per share - consolidated

(a)       Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of shares (common and preferred) issued and outstanding during the year excluding shares purchased by the Company and held as treasury shares.

	March 31, 2012	March 31, 2011

Profit attributable to equity holders of the company	100,881	128,820

Weighted average number of shares issued (in thousands)	156,207	156,207
Weighted average Treasury shares (in thousands)	(61)	(113)

Weighted average number of shares outstanding (in thousands)	156,146	156,094

Basic earnings per share (Reais per share)	0.65	0.83

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(b)       Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The company has only one category of dilutive potential ordinary shares: stock options.

	March 31, 2012	March 31, 2011

Profit attributable to equity holders of the company	100,881	128,820

Weighted average number of shares outstanding (in thousands)	156,146	156,094
Adjustments for share options (in thousands)	423	274

Weighted average number of shares for diluted earnings per share calculation (in thousands)	156,569	156,368

Diluted earnings per share (Reais per share)	0.64	0.82

22.          Notes of cash flow

(a)           Parent company

Cash used in operations

	March 31, 2012	March 31, 2011

Profit for the quarter	100,881	128,820
Adjustments for
Deferred income tax and social contribution (Note 15)	(2,867)	(6,490)
Foreign exchange losses/(gains) and interest expense	4,410	9,061
Equity share of the results of investees	(113,699)	(140,156)
Depreciation and amortization	2
Provision for contingencies	28	32

Changes in working capital
Financial assets measurement at fair value through profit and loss	(171,401)	(120,963)
Taxes recoverable	(2,296)	350
Judicial deposits	(115)	(155)
Related parties	85	(267)
Other receivables	135	194
Accounts payable	15	(22)
Salaries and social charges	2,257	534
Taxes, charges and contributions	262	(136)
Other liabilities	4	2,906

Cash used in operations	(182,299)	(126,292)

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

Net cash used in operating activities

The net cash used in operating activities was R$ 192,188 in the first quarter of 2012, an increase of R$ 47,620 compared the cash flow used in the first quarter of 2011. This increase is reflected by the increased costs related to restructuring of the Company’s activities and the expenses related to the process of merging with LAN Airlines, which represented an increase of R$ 11,468, and a reduction in income of subsidiaries, which was R$ 26,457 cheaper than first quarter of 2011, rising to R$ 113,699 when compared to R$ 140,156 generated the first quarter of 2011.

Net cash generated from investing activities

The net cash generated from investing activities increase R$ 132,081 to R$ 191,178 in the first quarter of 2012 compared R$ 59,097 in the first quarter of 2011. This increase reflects the substantial increase in the amount of dividends and interest on own capital received from subsidiary Multiplus totaling R$ 191,202 in the first quarter of 2012 compared to R$ 59,138 paid in the first quarter of 2011.

Net cash generated from financing activities

The net cash generated from financing activities decrease R$ 1,870 to R$ 1,082 in the first quarter of 2012 compared R$ 2,952 in the first quarter of 2011. This decrease reflects in the enterity to reduce the amount of exercise of Stock Option Plan.

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(b)           Consolidated

Cash generated from operations

	March 31, 2012	March 31, 2011

Profit for the quarter	117,811	148,082
Adjustments for
Deferred income tax and social contribution (Note 15)	61,378	63,986
Depreciation and amortization (Note 18)	195,208	169,949
Loss on disposal of property, plant and equipment (see below)	5,012	1,251
Foreign exchange losses/(gains) and interest expense	(140,416)	(68,969)
Other provisions	38,381	37,422
Provision for contingencies	9,245	12,374
Stock options plan	4,311	4,069
Portion not effective – hedge transaction	(8,504)

Changes in working capital
Financial assets measurement at fair value through profit and loss	340,904	(18,796)
Inventories	(6,724)	(10,021)
Accounts receivable	(308,131)	(337,882)
Taxes recoverable	82,533	(32,009)
Prepaid expenses	2,772	23,266
Judicial deposits	(2,744)	(18,907)
Prepaid aircraft maintenance	18,783	(16,326)
Financial assets – bank deposits	52,899
Other receivables	(5,277)	10,466
Accounts payable	(79,719)	43,372
Salaries and social charges	(46,119)	30,018
Taxes, charges and contributions	64,558	64,363
Deferred income	74,261	(80,845)
Other current liabilities	21,325	116,963
Derivative financial instruments	(42,494)	(60,525)
Refinanced taxes payable under Fiscal Recovery Program (REFIS ) - payment	(12,732)

Cash generated from operations	436,521	81,301

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

	March 31, 2012	March 31, 2011

Net book amount – property, plant and equipment	5,323	2,046
Loss on disposal of property, plant and equipment	(5,012)	(1,251)

Proceeds from disposal of property, plant and equipment	311	795

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

Net cash flow generated from (used in) operating activities

The net cash generated from operating activities increase R$ 364,859 to R$ 259,854 in the first quarter of 2012 compared the net cash used in operating activities of R$ 105,005 in the first quarter of 2011. This increase is substantially due to the following main factors:

a)       Increase of revenue gross of 6.1% to R$ 3,228,496 in the first quarter of 2012 compared to R$  3,042,529 in the first quarter of 2011. Passenger revenue increased 9.7% to R$ 2,602,101 in the first quarter of 2012 compared R$ 2,372,817 in the first quarter of 2011, while the cargo revenue decreased 18.2% to R$ 208,627 compared to R$ 255,146 billed in the first quarter of 2011.

b)       Increase in costs by 10.9% to R$ 3,251,946 in the first quarter of 2012 compared to R$ 2,932,309 in the first quarter of 2011. The main cost is the fuel, which represents 38.6% of the total and increased 19.8% in related the first quarter of 2011, to R$ 1,266,596 (first quarter of 2011 – R$ 1,057,252)

c)       Increase the finance result 114.2%, to R$ 181,098 in the first quarter of 2012 compared to R$ 84,554 in the first quarter of 2011. This increase is substantially due to the exchange rates changes on financial liabilities.

d)       Increase in the volume of redemption of Financial assets measurement at fair value through profit and loss totaling a decrease ot total assets of R$ 359,400.

Net cash flow used in investing activities

The net cash flow used in investing activities decrease R$ 55,440 in the first quarter of 2012 compared to the investments made in the first quarter of 2011 to R$ 53,893 in the first quarter of 2012 (first quarter of 2011 – R$ 109,333). This decrease reflects the changes in the following main transactions:

a)       Decrease of volume of pre-delivery payment of aircrafts transactions in the amount of R$ 104,832 to R$ 31,433 in the first quarter of 2012 compared to R$ 136,265 in the first quarter of 2011.

b)       Increase in the volume of investments in property, plant and equipment, totaling R$ 10,809, to R$ 58,546 in the first quarter of 2012 compared to R$ 47,738 invested in the first quarter of 2011.

c)       Decrease of volume of redemption of restrict cash in R$ 28,196, to R$ 28,440 in the first quarter of 2012 compared to R$ 56,636 recovered in the first quarter of 2011.

Cash flow used in financing activities

The net cash used in financial activities increased to R$ 302,468 in the first quarter of 2012 compared to R$ 233,596 used in the first quarter of 2011, representing an increase of R$ 68,872. This increase is represented substantially by:

a)       Increase in the volume of dividends and interest on own capital paid to non-controlling shareholders of Multiplus in the first quarter of 2012 totaling R$ 48,195, to R$ 70,218 in the first quarter of 2012 compared to R$ 22,023 paid in the first quarter of 2011.

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

b)       Payment of third installment of principal of the debentures TLA totaling R$ 50,000 in the first quarter of 2012. The principal repayment of this debenture began in July 2011.

c)       Decrease of the amount lease payment due to: (i) renegotiating contracts in the first quarter of 2011, which were payments montly to payments semesters, which represented a decrease of R$ 53,171, (ii) three new finance leases contracts signing in the first quarter of 2011 which represented an increase in payments for the first quarter of 2012 from R$ 7,083 and (iii) increase the value of payments in the amount of R$ 14,880 due to the increase of the exchange rate in the first quarter of 2012 related for the first quarter of 2011. Thus, the volume of payments represented a lower cash outflow totaling R$ 31, 208, to R$ 170,111 in the first quarter of 2012 compared to R$ 201,319 paid in the first quarter of 2011.

23.          Commitments and contingencies

(a)       Operating lease commitments

TLA has obligations arising under operating lease contracts. The amounts of these commitments are not recorded on the balance sheet. On March 31, 2012 TLA has obligations arising from 71 aircraft under operating leases (December 31, 2011 – 72 aircraft). These agreements have an average term of 109 months and are denominated in U.S. dollars with interest rates based on LIBOR. The lease expense, recognized in the consolidated income statement "Cost of services rendered", for the period ended March 31, 2012 was R$ 117,658 (March 31, 2011 – R$ 94,289), equivalent to approximately US$ 64,573 thousand (March 31, 2011 –US$ 57,892).

For most of the transactions, TAM has given letters of guarantee or deposits as a guarantee.

In addition, to meet the payment conditions established by contracts, promissory notes guaranteed by the Company were issued, totaling R$ 3,058 at March 31, 2012 (December 31, 2011 – R$ 3,243).

Future aggregate payments denominated in US dollars under these contracts are as follows:

	Monthly payments maturing in	March 31, 2012	December 31, 2011
In foreign currency – US$ (*)
Aircrafts	2024	1,183,747	1,294,943
Engines	2021	20,766	25,435

Total		1,204,513	1,320,378

(*)Operating leases are denominated in U.S. dollars and the future aggregate payments are presented in R$ translated at the period-end exchange rate.

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

Operating lease obligations fall due as follows:

Year	March 31, 2012	December 31, 2011

No later than one year	355,247	390,514
Later than one year and no later than five years	668,765	728,403
Later than five years	180,501	201,461

	1,204,513	1,320,378

(e)           Contingent assets

(iii)          Additional airport tariffs (“ATAERO”)

In 2001 TLA filed a legal action requesting preliminary measures challenging the legality of the additional rate of 50% on airport  tariffs established by Law 7920/89. From January 2012 this figure dropped down to 35.9%. The Company has been paying those amounts monthly at March 31, 2012 totaling R$ 1,106,479  (December 31, 2011 – R$ 1,089,571) and no asset has been recognized with respect to this legal.

24.      Segment reporting

The Company has two operating and reportable segments: Aviation operations and Loyalty Program operations (“Multiplus”). Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”).

	Total assets
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations	Consolidated

March 31, 2012	17,801,296	1,181,671	18,982,967	(3,239,326)	15,743,641
December 31, 2011	18,226,516	1,308,434	19,534,950	(3,549,721)	15,985,229

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

	March 31, 2012
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations	Consolidated

Revenue
Passenger	2,785,806		2,785,806	(183,705)	2,602,101
Cargo	208,627		208,627		208,627
Other	317,805	382,585	700,390	(149,495)	550,895

Revenue, gross	3,312,238	382,585	3,694,823	(333,200)	3,361,623

Sale taxes and other deductions	(97,666)	(35,461)	(133,127)		(133,127)

Revenue, net	3,214,572	347,124	3,561,696	(333,200)	3,228,496

Operating income
Cost of services rendered	(2,479,782)	(252,591)	(2,732,373)	278,533	(2,453,840)
Depreciation and amortization	(159,681)		(159,681)		(159,681)
Selling expenses	(408,310)	(4,992)	(413,302)	54,667	(358,635)
General and administrative expenses	(251,115)	(28,675)	(279,790)		(279,790)
Movements in fair value of fuel derivatives	54,276		54,276		54,276

Operating profit	(30,040)	60,866	30,826		30,826

Financial income	1,157,507	25,771	1,183,278		1,183,278
Financial expense	(1,010,473)	(211)	(1,010,684)		(1,010,684)
Derivatives designated as hedge		8,504	8,504		8,504

Profit before income tax and social contribution	116,994	94,930	211,924		211,924

Income tax and social contribution	(60,769)	(33,344)	(94,113)		(94,113)

Profit for the period	56,225	61,586	117,881		117,811

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

	March 31, 2011
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations	Consolidated

Revenue
Passenger	2,558,587		2,558,587	(185,770)	2,372,817
Cargo	255,146		255,146		255,146
Other	354,052	265,104	620,156	(77,320)	542,836

Revenue, gross	3,167,785	266,104	3,433,889	(263,090)	3,170,799

Sale taxes and other deductions	(104,146)	(24,124)	(128,270)		(128,270)

Revenue, net	3,063,639	241,980	3,305,619	(263,090)	3,042,529

Operating income
Cost of services rendered	(2,263,865)	(136,226)	(2,400,091)	227,397	(2,172,694)
Depreciation and amortization	(141,212)		(141,212)		(141,212)
Selling expenses	(468,790)	(5,556)	(474,346)	70,241	(404,105)
General and administrative expenses	(163,112)	(16,638)	(179,750)	(34,548)	(214,298)
Movements in fair value of fuel derivatives	55,772		55,772		55,772

Operating profit	82,432	83,560	165,992		165,992

Financial income	226,639	25,779	252,418		252,418
Financial expense	(167,269)	(595)	(167,864)		(167,864)

Profit before income tax and social contribution	141,802	108,744	250,546		250,546

Income tax and social contribution	(64,607)	(37,857)	(102,464)		(102,464)

Profit for the period	77,195	70,887	148,082		148,082

TAM S.A. and

TAM S.A. and Subsidiaries

Notes to the Interim Financial Statements

Quarter Ended March 31, 2012 (Unaudited)

(In thousands of Reais, unless otherwise indicated)

25.          Events occurring after the interim financial statements

Capital increase

On April 13, 2012, the Board of Directors’ meeting approved the capital increase within the authorized limit and upon exercising of the options referred to Company’s Stock Option Plan, R$ 5,198, with issue of 235,298 preferred shares, book-value with no par value, increasing the share capital of R$ 819,892, comprised of 156,206,781 shares, of which 55.816.683 as common shares and 100,390,098 preferred shares to R$ 825,090, comprise of 156,442,079 shares, of which 55,816,683 common shares and 100,625,396 preferred shares. Payment for the shares occurred on April 26, 2012 and May 4, 2012 totaling R$ 5,089 and R$ 108, respectively.

Early redemption debentures – TAM S.A.

On April 4, 2012, the Company has made the early redemption on debentures at par value and the payment of premium of 0.05% on a nominal value plus compensation totaling R$ 169,590 e R$ 88, respectively.

Material fact – Grants the registration for a Public Offer

On May 7, 2012, the Brazilian Securities Commission (CVM) granted the registration of the Public Offer for Exchange of Shares (Offer), the object of which are the shares issued by the Company for the cancellation of the registration of public company and consequent exit from Level 2 Corporate Governance listing of BM&FBovespa.

Material fact – Form F-4 Effectiveness

On May 9, 2012, the effectiveness of the prospectus of the Offer (“Form F-4”) has been declared. Such declaration will allow the Offer, the object of which are the shares and American Depositary Receipts (“ADRs”) issued by the Company, to be launched in the United States.

Material fact – Commencement of the Public Offer

On May 10, 2012, the announcement of the Offer, the object of which is the shares issued by the Company, has been published. The Form F-4 of the Offer in the United States has also been disseminated on this date. Therefore, the period for the acceptance of the Offer by the shareholders of the Company commences on this date.

Multiplus – Regulatory approval to launch Joint venture

On May 9, 2012, the Conselho Administrativo de Defesa (CADE), Brazilian anti-truste authorities, approved the creation of joint venture between Multiplus and AIMIA (Material fact of November 8, 2011). With this milestone, all the relevant steps have been completed, for the joint venture to commence operations in 2012.

TAM S.A. and

TAM S.A. and Subsidiaries

Management Report

Quarter Ended March 31, 2012

Management Report

Gross Revenue

Increase of 6.0% in 1Q12 compared to 1Q11, reaching R$ 3,361.6 million, due to:

Domestic Revenue

Revenues from our domestic passenger business increased by 0.8% to R$1,523.4 million in the first quarter 2012. This was due to a 2.4% increase in RPKs, combined with a 0.8% reduction in yield. Our supply in ASKs rose 5.1%, reducing the load factor by 2.3 p.p., to 68.1%. The combination of these factors led to a 3.8% decrease in our domestic RASK.

International Revenue

Revenues from our international passenger business increased by 25.2% to R$1,078.7 million in the first quarter 2012. This was a result from a 5.3% growth in demand measured in RPKs, combined with an increase in our international yield in dollars of 12.1%. Expressed in Reais, our international yield increased by 18.8%. The increase in supply was 1.6%, which led to an increase of our load factor to 82.5% in the quarter. As a result our international RASK in dollars raised 16.2%, while in reais the increase was of 23.2%.

Cargo Revenue

Revenues from our cargo business reduced by 18.2% to R$550.9 million in the first quarter of 2012, as a result of a 9.3% increase in our domestic and a 41.8% decrease in our international cargo business.

Other Revenues

Revenues from our other businesses increased by 1.5% to R$550.9 million in the first quarter 2012. The redemption of points Multiplus registered an increase of 5.4%, revenue from travel and tourism agency (TAM vacations) recorded an increase of 40.2% and the loyalty program (TAM Loyalty) registered no revenues, because all points of the loyalty program issued until the end of 2009 ended entirety in 2011.

Operational expenses

Our operating expenses increased by 10.9% to R$3,251.9 million in the first quarter of 2012, compared to R$ 2,932.3 million recorded in 1Q11, primarily due to the increase in fuel, aircraft, engine and equipment leasing, depreciation and amortization, third party services, landing, take-off and navigation charges and others. Our operating expenses per ASK, or CASK, increased 6.8% to R$16.4 cents in 1Q12, compared to R$ 15.4 cents in 1Q11. CASK excluding fuel expenses increased 2.0% to R$10.0 cents in 1Q12, compared to R$ 9.8 cents in the 1Q11.

Fuel

Fuel expenses increased by 19.8%, reaching R$ 1,266.6 million in 1Q12, compared with R$ 1,057.3 million recorded in 1Q11, primarily due to a 19% increase in the average fuel price per liter, related to an increase of 20.8% in the average price per barrel of WTI oil, by 6.0% appreciation of the U.S. dollar against the real, and also by 0.9% increase in liters consumed, due to the 2.9% increase in flown hours. These factors were partially offset by an increase of 6.7% in the stage length (which is the average distance flown, per flight), and by the reduction of 0.4 p.p in the load factor. Fuel expenses per ASK decreased by 15.4%.

TAM S.A. and

TAM S.A. and Subsidiaries

Management Report

Quarter Ended March 31, 2012

Sales and marketing

Sales and marketing expenses decreased by 33.7% to R$157.4 million, representing 4.7% of our gross revenue in the first quarter of 2012, compared to 7.5% in the first quarter of 2011. Per ASK decreased by 36.2%.

Aircraft, engine and equipment leasing

Leasing of aircraft, engine and equipment expenses increased by 26.0% to R$126.4 million in the first quarter 2012, mainly due to four additional aircraft classified as operating leases and one additional engine, by the appreciation of the US dollar by 6.0%, further than the average increase in the LIBOR rate which rose from 0.46% in 1Q11 to 0.77% in 1Q12. Leasing of aircraft, engine and equipment expenses per ASK increased by 21.4%.

Personnel

Personnel expenses increased by 3.3% to R$698.4 million in the first quarter 2012, principally due to a 2.9% increase in the number of employees and an 6.17% increase in wages negotiated in December of 2011. The increase in the number of employees is mainly due to the increase of our operation, but it is important to note the gain in productivity since per ASK Personnel expenses decreased by 0.5%.

Maintenance and repair (except personnel)

Maintenance and repair expenses (excluding personnel expenses) decreased by 20.0% to R$139.1 million in the first quarter 2012, principally by the 6.7% growth in stage length, and due to fewer C and D checks during the first quarter 2012. This decrease was partially offset due to an increase of 9 aircraft in our fleet, a 2.9% increase in total flown hours and by the 6.0% appreciation of the U.S. dollar against the real. Maintenance and repair per ASK decreased by 22.9%.

Third party services

Third-party services expenses increased by 20.2% to R$224.4 million in the first quarter 2012, mainly due to the increased costs directly related to the growth of our operation: i) GDS costs were impacted by the 6.0% appreciation of the US dollar; ii) costs related to the creation of LATAM. Third-party services expenses per ASK increased by 15.8%.

Landing, take-off and navigation charges

Landing, take-off and navigation charges increased by 21.2% to R$198.7 million in the first quarter 2012, due to a 6.8% increase in kilometers flown, along with our expansion in the international market, where fees are higher and by 6.0% appreciation of the U.S. dollar against the real during the first quarter of 2012. We also had the impact of the new domestic rates in force since March/2011. Take-off, landing and navigation charges per ASK increased by 16.7%.

Depreciation and amortization

Depreciation and amortization expenses increased by 14.9% to R$195.2 million in the first quarter 2012, principally due to the addition of 5 new aircraft to our fleet classified as financial leases, reaching 85 aircraft in that leasing model. Depreciation and amortization expenses per ASK increased by 10.7%.

TAM S.A. and

TAM S.A. and Subsidiaries

Management Report

Quarter Ended March 31, 2012

Aircraft insurance

Aircraft insurance expenses decreased by 18.1% to R$9.8 million in the first quarter 2012, principally due to the negotiation of more favorable contractual conditions, compared to 2011 and by the reduction of 1.7% in the number of passengers. This reduction was partially offset by the addition of 9 aircraft to our fleet, and by the appreciation of the U.S. dollar against the real by 6.0%.  Aircraft insurance expenses per ASK decreased by 21.1%.

Other

Increase of 52.5%, reaching R$ 235.9 million impacted mainly by revaluation of the possibility of receiving unpaid credits, Other expenses include general provisions, passenger-related expenses, interrupted flight expenses, crew-related expenses and other expenses. Per ASK increased by 46.9%.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.